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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                      ------------------------------------

                                    Form 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

             For the annual report period ended September 30, 2000

                      ------------------------------------

                             GT GROUP TELECOM INC.

                           Suite 700 - 20 Bay Street
                            Toronto, Ontario, Canada
                                    M5J 2N8
                                 (416) 848-2000
                    (Address of principal executive offices)

                      ------------------------------------

                [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]
                            Form 20-F  X                Form 40-F  ___

              [indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934]
                                 Yes  __                No  X

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


year 2000

                                  annual report














                                                       [GROUP TELECOM LOGO]






                                                                  www.gt.ca

Our network, customer base, capital and employee team all grew tremendously in 2000.

Corporate Pro!le

Group Telecom is Canada's largest independent facilities-based Competitive Local Exchange Carrier (CLEC).

With a next-generation fibre-optic network spanning eight provinces and linked by 190,583 fibre kilometres, Group Telecom delivers advanced business communication solutions coast-to-coast to small and medium-sized business customers.

The Company is headquartered in Toronto with 987 employees located in 13 markets across the country. Group Telecom's shares are listed on the Toronto Stock Exchange (GTG.B) and on Nasdaq (GTTLB).


NETWORK MAP





                                     [MAP]





Contents
Message to Shareholders                                            3

Our Five-Part Strategy in Action:

    1 Own the Network                                              7

    2 Lead with Data                                               9

    3 Target Small and Medium-Sized Enterprises                   11

    4 Sell Directly to the Customer                               13

    5 Integrated Back Office                                      15

Employee Focus                                                    17

Management Discussion and Analysis                                18

Report of Management                                              25

Auditors' Report                                                  26

Consolidated Financial Statements                                 27

Notes to Consolidated Financial Statements                        30

Supplemental Information                                          52

Regional Highlights                                               54

Corporate Information                                             55

THE YEAR
                                                  IN MILESTONES


In just one year, Group Telecom has become Canada's largest independent facilities-based Competitive Local Exchange Carrier.

OCTOBER 13, 1999 -- Announces national expansion across Canada.

JANUARY 28, 2000 -- Secures $651 million in high-yield financing in a U.S.$ denominated offering ($450 million).

FEBRUARY 3, 2000 -- Secures $220 million in senior bank financing.

FEBRUARY 3, 2000 -- Secures $474 million in vendor financing from Lucent Technologies Inc.

FEBRUARY 16, 2000 -- Acquires Shaw FiberLink from Shaw Communications Inc. for $360 million and 29.1 million Class A shares.

MARCH 9, 2000 -- Completes $422 million Initial Public Offering (IPO) through listing of 20.7 million Class B shares on TSE and Nasdaq.

MARCH 21, 2000 -- Opens national headquarters in Toronto.

APRIL 26, 2000 -- Acquires Videon FiberLink from Moffat Communications Inc. for $68 million and 1.7 million Class B shares.

APRIL 28, 2000 -- Opens Montreal office and Eastern Region headquarters.

MAY 24, 2000 -- Enters agreement with 360networks, inc. to build and acquire fibre-optic cable and high-speed bandwidth capacity for $362 million.

JUNE 5, 2000 -- Announces BlackBerry(TM) wireless email solution in a marketing and service development agreement with Research in Motion.

JULY 21, 2000 -- Acquires Cable Atlantic Inc.'s fibre-optic telecom business for $15 million and 1.7 million Class B shares.

SEPTEMBER 29, 2000 -- Opens St. John's, Newfoundland office and Atlantic Region headquarters.

SEPTEMBER 29, 2000 -- Secures $120 million in vendor financing from Cisco Systems, Inc.


Subsequent to Year-End

OCTOBER 13, 2000 -- Signs term sheet to acquire Atlantic Canada telecom operations of C1 Communications. This transaction, when combined with Cable Atlantic, will make Group Telecom the second-largest telecommunications provider in Atlantic Canada.

NOVEMBER 2, 2000 -- Announces expansion of existing fibre network in the Greater Toronto Area (GTA). The proposed build out of 215 fibre route kilometres (over 120,000 fibre kilometres) will nearly triple the size of Group Telecom's fibre-optic network in the GTA.

NOVEMBER 8, 2000 -- Announces $16 million expansion of fibre-optic network in Quebec City.

NOVEMBER 15, 2000 -- Announces an additional $10 million expansion of network throughout the Ottawa/Hull region.

DECEMBER 4, 2000 -- Announces an additional $5 million expansion of network across southwestern Ontario; opens office in London, Ontario.

DECEMBER 5, 2000 -- Signs term sheet to acquire approximately 650 route kilometres of dark fibre from Cable-Axion Digitel Inc. and Cable-Axion Quebec Inc. between Montreal and Quebec City, via Sherbrooke.

DECEMBER 5, 2000 -- Announces agreement to participate in a joint build with RISQ (Reseau d'Informations Scientifiques du Quebec) in Sherbrooke, Quebec.

DECEMBER 6, 2000 -- Announces an additional $7 million expansion of network in Winnipeg.

All figures are in Canadian funds unless stated otherwise


   [GRAPH--                [GRAPH--                    [GRAPH--
  EMPLOYEES]           TOTAL FIBRE KM]            FINANCING RAISED]


     [GRAPH--GROSS PROPERTY,                [GRAPH--
       PLANT & EQUIPMENT]              POINTS OF PRESENCE]

                [DANIEL R. MILLARD & ROBERT G. WOLFE PHOTOGRAPH]










Rather than dealing with different companies for data, application and voice services, Group Telecom offers small and medium-sized businesses these services over a next-generation leading-edge network. The result is true end-to-end solutions from a service provider that delivers on telecom convergence.



Daniel R. Millard                         Robert G. Wolfe
CHIEF EXECUTIVE OFFICER                   PRESIDENT AND CHIEF OPERATING OFFICER

                                                         MESSAGE TO SHAREHOLDERS
THE YEAR
                                                            IT ALL CONNECTED


The combination of people, services, technology and sponsorship has allowed us to become Canada's leading telecom service provider to the small and medium-sized enterprise market in Canada.


Our first year as a public company was extraordinary by any measure.

        On October 13, 1999, we announced an aggressive program of national expansion and unveiled our five-point strategy to offer high-speed data, Internet applications and voice services through our leading-edge, next-generation fibre-optic network. We focus on the Canadian business segment with an emphasis on serving the small to medium-sized enterprise (SME) customer by offering an alternative to this sector of the market that has historically been underserved.

        With our coast-to-coast, state-of-the-art owned fibre-optic network in operation, Group Telecom offers business customers a full suite of telecommunications products and services while, at the same time, creating a lasting competitive difference in the Canadian telecom marketplace. In early 1999, we began deploying our unique Gigabit Ethernet architecture which provides the foundation for our metropolitan area data networks. This architecture provides Group Telecom flexibility, scalability and cost efficiencies that cannot be delivered by traditional circuit-based networks.

        The combination of this technology and our fibre-rich network has allowed Group Telecom to differentiate itself in the Canadian telecommunications market as the next-generation service provider.


Five-point strategy

Crucial to sustaining the pace of our growth and creating long-term value for our shareholders is Group Telecom's five-point strategy which provides the focus for all of our efforts.

        Our strategy is simple. First,we own our fibre-optic network providing us with the lowest cost structure and end-to-end control of our service offerings. Second, we lead with our next-generation data and application services - the fastest-growing and most profitable segments of the telecommunications market. Third, we focus on serving the small and medium-sized enterprise customer - the fastest-growing segment of the economy which has historically been underserved by incumbent telecommunications providers. Fourth, we sell directly to our customers, using our own sales force. Fifth, we maintain our own integrated back office, offering our customers one bill and a single point of contact.

Fully funded business plan facilitates "early mover" advantage

        Our business plan is fully funded into 2004. This means we have the resources to continue growing, without having to worry about the one thing that hobbles many young and rapidly growing companies, especially in the telecom sector - lack of liquidity and access to future capital. During the year, Group Telecom successfully raised close to two billion dollars through a combination of public equity and high yield debt offerings and bank and vendor financing agreements.


GEARING UP FOR GROWTH

During 2000, Group Telecom put in place the pieces necessary to maximize our growth and profitability. We completed a number of key investments, partnerships, alliances and acquisitions. We also brought together the people, services, technology and sponsorship to become Canada's leading next-generation telecom service provider to the SME market.

        In fact, the Company has already grown to be the leading independent CLEC in Canada. One year ago, Group Telecom had one office in Vancouver; 168 employees; 46 route kilometres in its fibre-optic network; and $73.8 million in property, plant and equipment. As of our year-end on September 30, 2000, we had offices in 13 markets across eight provinces; 987 employees; 9,545 route kilometres; and $954.9 million in property, plant and equipment.

        During the period, we made tremendous progress in growing our business. Group Telecom hired 819 employees, opened 12 new offices, added over 1,500 on-net buildings to our network and provisioned over 5,000 data ports and over 30,000 voice access lines. We also grew our GT CONNECT(TM) portfolio of data, application, and voice services to include over 30 new, innovative product offerings. Finally, with our infrastructure in place, we began an aggressive marketing effort launching national and regional-based advertising campaigns, while attracting over 15 million hits to our website.

        This pace of growth was attributable in large part to the talents and commitment of our employees, who put forward extraordinary efforts during the year and deserve the gratitude and thanks of our directors, officers and shareholders. Our employees have offered levels of service, expertise and commitment that simply did not exist in this industry before.


MAJOR MARKET PRESENCE

Group Telecom's day-to-day business has evolved into a structure organized along regional lines - Atlantic, Eastern, Central, Prairie and Pacific - with each region responsible for its growth and profitability. The combination of a national support organization and significant coverage in the major markets of each business region has contributed to our strong organic growth during 2000, with revenues rising from $2.7 million in the year ended September 30, 1999 to $73.3 million in the year ended September 30, 2000.

        Over the course of the year, we substantially completed our migration from a deployment model to an operational model. This evolution, started early in the year, was based on five strong regional organizations supported by a national structure that develops products, policies and best practices for regional operations. With local execution and national standards, Group Telecom has established a strong organizational model that can be leveraged for continued growth.

        We also dramatically expanded our activities in 13 of Canada's major markets, including Victoria, Vancouver, Calgary, Edmonton, Winnipeg, Toronto, London, Hamilton, Kitchener/Waterloo, Ottawa, Quebec City, Montreal and
St. John's, Newfoundland.

        During the year we enhanced our organic efforts through selective acquisitions. Group Telecom was able to accelerate our time-to-market advantage and to acquire fibre assets in the greater metropolitan areas of Toronto, Calgary, Edmonton, Winnipeg, Victoria and St. John's. These acquisitions are natural complements to the organic builds in those markets and provide very important on-net buildings and customers. In addition to our organic growth and acquisitions, we also made significant progress in completing an end-to-end network across Canada, obtaining redundant fibre-optic routes and high-speed optical wavelength capacity through Canada and the United States.


MEETING FINANCIAL EXPECTATIONS

Group Telecom is in a high growth, capital intensive business. We expect the Company to reach EBITDA break-even in the latter half of 2002. We ended the year with $863 million in equity and approximately $1 billion in available funding.

        Our explosive growth and the asset values created during the year were not reflected in our share price at year end. Operating in a sector that overall shed over 40% of its value from the date of our IPO in March 2000 to our September year end, Group Telecom performed well in a sector that fell out of favour.

        Despite this, all segments and regions of Group Telecom's operations saw major increases in sales and market share, and it is clear that our value proposition is resonating with Canadian businesses seeking a new way to manage their communications needs.

        In closing, we would like to recognize and thank our customers from across the country who chose Group Telecom for their telecommunications needs. And, we would like to pay tribute to the hundreds of men and women whose teamwork, imagination and integrity have been instrumental in our growth and success, and whose passion to excel and win will play a major role in our drive to become the provider of choice for Canada's thousands of small and medium-sized businesses.



/s/   DANIEL R. MILLIARD                       /s/   ROBERT G. WOLFE
--------------------------------               --------------------------------
Daniel R. Milliard (signed)                    Robert G. Wolfe (signed)
CHIEF EXECUTIVE OFFICER                        PRESIDENT & CHIEF OPERATING
                                               OFFICER

COMPLETELY CONNECTED BUILDINGS.

During 2000, strategic agreements were signed with six of Canada's largest property management companies:

* Bentall Real Estate Services (Canada) Ltd.
* Brookfield Management Services Limited
* The Cadillac Fairview Corporation Limited
* Oxford Development Group Inc.
* The Standard Life Assurance Company
* O & Y Properties Inc.

Including these agreements, Group Telecom has access to approximately 130 million square feet of office space in 13 key markets across Canada. These buildings include some of the nation's best-known office complexes, such as the Bentall Centre in Vancouver, the Petro Canada Tower and Bankers Hall in Calgary, the TD Centre and BCE Place in Toronto, Place Alexis Nihon in Montreal and Cabot Towers in St. John's.






                                   [Graphic]


                               190,583 KILOMETRES



DURING 2000, GROUP TELECOM'S FIBRE-OPTIC NETWORK GREW FROM 16,595 KM TO 190,583 KM. OVER THE SAME PERIOD, THE COMPANY'S ROUTE KILOMETRES GREW FROM 46 KM IN SEPTEMBER, 1999 TO 9,545 KM A YEAR LATER.

STRATEGY 1
                                                                OWN THE NETWORK


WHY? By owning our network end-to-end, we can offer our customers unique data, applications and voice services, at a lower cost, with greater scalability and flexibility.

THIS IS WHY WE HAVE SO AGGRESSIVELY PURSUED THE BUILD-OUT OF A TRUE NATIONAL FIBRE-OPTIC NETWORK OVER THE PAST YEAR. OUR LEADING-EDGE GIGABIT ETHERNET DATA NETWORK AND SONET VOICE NETWORK HAVE BEEN DEPLOYED IN 13 OF CANADA'S MAJOR MARKETS ACROSS THE COUNTRY.

        WITH A STRONG PRESENCE IN ALL MAJOR BUSINESS CENTRES, GROUP TELECOM IS ABLE TO DELIVER A UNIQUE SET OF PRODUCT OFFERINGS THAT CAN BE TAILORED TO THE INDIVIDUAL BUSINESS CUSTOMER'S NEEDS.

        GROUP TELECOM IS ONE OF ONLY TWO SERVICE PROVIDERS THAT OPERATE NATIONALLY ACROSS CANADA WITH OWNED NETWORK FACILITIES. WE ARE UNIQUELY POSITIONED IN THE MARKET WITH A FIBRE-RICH NETWORK THAT UTILIZES A STATE-OF-THE-ART PACKET SWITCHING ARCHITECTURE TO PROVIDE NEXT-GENERATION DATA AND APPLICATIONS SERVICES. BY DEPLOYING UP TO 864 COUNT FIBRE IN CERTAIN METROPOLITAN BUILDS AND GIGABIT ETHERNET AS OUR CORE DATA PLATFORM, WE WILL NOT FACE THE SAME CAPACITY CONSTRAINTS AS THE INCUMBENT PROVIDERS WHO HAVE A SUBSTANTIAL BASE OF LEGACY COPPER AND CIRCUIT-BASED NETWORK INFRASTRUCTURE.


        TOMORROW'S FIBRE NETWORKS WILL BE INCREASINGLY DOMINATED BY INTERNET PROTOCOL (IP), ENABLING CUSTOMERS TO RECEIVE MANY MORE SERVICES WHILE REDUCING THEIR COSTS. THIS ENABLES US TO MAXIMIZE OUR INVESTMENT IN THE NETWORK WHILE OFFERING NEW LEVELS OF CHOICE AND INDIVIDUAL BUNDLED OFFERINGS. OUR FUTURE NETWORK WILL USE AN OPTICAL-MESHED ARCHITECTURE THAT WILL FURTHER LOWER COSTS, ENHANCE SERVICE RESPONSIVENESS AND INCREASE DEPLOYMENT FLEXIBILITY.

ETHERNET TECHNOLOGY DRIVES OUR NETWORK.

     Group Telecom utilizes Gigabit Ethernet technology, or GigE, to support our customers' data services over our owned fibre-optic network.

     With GigE as the basis of our network, we can do what few telecom companies can -- work toward a single converged network solution that lowers deployment costs, enhances service responsiveness and increases deployment flexibility.

     GigE enables our next-generation high-speed packet-based platforms to provide higher aggregate bandwidth than our competitors with the flexibility to allocate bandwidth to meet our customers' requirements.


                                   [Graphic]

                               5,206 DATA POINTS


THROUGH A FLEXIBLE AND HIGHLY EFFICIENT GIGABIT ETHERNET ARCHITECTURE, GROUP TELECOM OFFERS INTERNET GATEWAY AND LAN/WAN EXTENSION PRODUCTS THAT ARE UNIQUE IN THE MARKET. THE "DATA PORT" METRIC IS USED TO MEASURE OUR SUCCESS IN THIS AREA, WITH EACH PORT REPRESENTING A 10 MEGABIT PER SECOND ETHERNET EQUIVALENT.

STRATEGY 2

                                                                 LEAD WITH DATA



WHY? Because data is growing much faster and has higher margins than other services.



        IN 2000, FOUR OUT OF FIVE OF OUR REVENUE DOLLARS WERE GENERATED FROM OUR UNIQUE DATA PRODUCTS SUCH AS BUSINESS AND COMMERCIAL INTERNET, LAN/WAN EXTENSION AND PRIVATE LINE SERVICES.

        WHEN WE APPROACH A POTENTIAL CUSTOMER, WE LEAD WITH DATA, AND OUR SALES PROFESSIONALS ARE ABLE TO PROVIDE A DATA TELECOM SOLUTION TO MEET THE INDIVIDUAL NEEDS OF THE BUSINESS CUSTOMER, AS WELL AS THEIR FUTURE APPLICATIONS NEEDS.

        BECAUSE OF OUR FIBRE-OPTIC NETWORK, WE'RE ALSO ABLE TO OFFER A DATA PRODUCT THAT HAS NO PEER IN CANADA. "BANDWIDTH-ON-DEMAND" MEANS OUR CUSTOMERS PAY ONLY A LOW FIXED ACCESS RATE EVERY MONTH, PLUS AN AMOUNT BASED UPON THE ACTUAL DATA THEY SEND OR RECEIVE THAT MONTH. SO, NO MORE HIGH FIXED-RATE MONTHLY CHARGES. AND NO MORE WAITING FOR A LARGE OR COMPLEX FILE TO DOWNLOAD.

        NEEDLESS TO SAY, THE IDEA OF "BANDWIDTH-ON-DEMAND" IS CATCHING ON WITH CANADA'S BUSINESS MARKET. BUSINESS CUSTOMERS CAN NOW COMPLETELY TAILOR THEIR SERVICES AND THEIR COSTS TO WHAT THEY ACTUALLY WANT -- AND USE.

                          FIRST IN UNIFIED MESSAGING.

Group Telecom is the first in Canada to offer a comprehensive IP-based unified messaging solution for business customers.

     In November 1999, we announced the commercial availability of our GT Message CONNECT(TM) unified messaging service which enables businesses to access incoming fax, email or voice mail messages from one integrated mailbox. Through common interfaces, users can access and manage, as well as be notified of, various message types. And in June 2000, we added the Blackberry(TM) wireless email solution from Research in Motion to the GT Message CONNECT(TM) portfolio further enhancing the offering.

                                   [Graphic]

                                   6 BILLION

THE TOTAL SIZE, EXPRESSED IN ANNUAL TELECOM SERVICES REVENUES, OF CANADA'S SMALL TO MEDIUM-SIZED ENTERPRISE SECTOR AT THE END OF 2000. THE SECTOR IS EXPECTED TO GROW TO OVER $14 BILLION IN TELECOM REVENUES BY 2009.

STRATEGY 3

                                                                TARGET SMALL AND
                                                                    MEDIUM-SIZED
                                                                     ENTERPRISES



WHY? Because the SME market is large and growing, and has been underserved until now.



CANADA'S SMALL AND MEDIUM-SIZED BUSINESSES ARE GROWING AT AN UNPRECEDENTED RATE. AS A RESULT, OUR MARKETING EFFORTS ARE FOCUSED ON SMES, WHICH ARE NOT ONLY GROWING QUICKLY, BUT ALSO SPENDING MORE ON TELECOMMUNICATIONS SERVICES AS THEY COME TO DEPEND MORE AND MORE ON TECHNOLOGY.

        THE SME MARKET PRESENTS A UNIQUE OPPORTUNITY FOR GROUP TELECOM. HISTORICALLY THIS MARKET HAD NEITHER PRODUCTS OR SERVICES DESIGNED TO MEET THEIR TELECOM NEEDS, NOR THE IN-HOUSE TELECOM EXPERTISE TO IDENTIFY THE CORRECT TELECOM SOLUTION. WITH THIS SEGMENT FORECASTED TO GROW AT A FASTER RATE THAN THE REST OF THE MARKET, GROUP TELECOM IS POSITIONED TO TAKE THE COMPLEXITY OUT OF TELECOMMUNICATIONS AND DELIVER THE SERVICES THEY REQUIRE.

        THIS IS NOT TO SAY WE NEGLECT NEW BUSINESS FROM LARGE FIRMS AND OTHER SERVICE PROVIDERS. INDEED, DURING 2000, WE ESTABLISHED A STRATEGIC ACCOUNTS TEAM TO FOCUS ON LARGE COMPANIES THAT REQUIRE THE FLEXIBILITY OF SERVICES GROUP TELECOM CAN OFFER. WITH THE CONVENIENCE OF DEALING WITH ONE COMPANY, USING A SINGLE POINT OF CONTACT AND A FULL SUITE OF PRODUCT OFFERINGS, GROUP TELECOM CAN PROVIDE ANY SIZE OF BUSINESS CUSTOMER WITH A COMPLETE TELECOM SOLUTION.



                               PROJECTED GROWTH IN
                              SME TELECOM SPENDING

               YEAR                                           C $ BILLION
               ----                                           -----------
                99                                                 4
                00                                                 6
                01                                                 7
                02                                                 8
                03                                                 9
                04                                                10
                05                                                11
                06                                                12
                07                                                13
                08                                                14
                09                                                15

E-COMMERCE MADE EASY.

Nearly half of Canada's small and medium-sized businesses plan to conduct their own e-commerce by the end of 2000. Many of those thousands of companies need help accessing the Internet and conducting business there.

     That's why Group Telecom launched the GT eCommerce CONNECT(TM) portfolio of web-related applications this year. GT eCommerce CONNECT(TM) lets businesses register domain names quickly and automatically through our website, satisfy all their web publishing needs, and establish a virtual store on the Internet, complete with a product catalogue and purchasing and transaction mechanisms.


                                   [Graphic]

                              4 OUT OF 5 CUSTOMERS

                    REFER GROUP TELECOM TO OTHER BUSINESSES.

STRATEGY 4
                                                   SELL DIRECTLY TO THE CUSTOMER



WHY? Because it allows us to leverage our network infrastructure, provide the highest quality of service and build long-term customer relationships.



ONE OUT OF EVERY FOUR GROUP TELECOM EMPLOYEES IS INVOLVED IN SELLING OUR SERVICES AND MANAGING CUSTOMER RELATIONSHIPS. MORE THAN HALF OF OUR SALES PROFESSIONALS HAVE COME FROM COMPETITORS IN THE INDUSTRY.

        OUR SALES PROFESSIONALS ARE DRAWN TO GT BECAUSE OF OUR PRODUCTS, OUR PHILOSOPHY AND THE INFRASTRUCTURE WE OFFER THEM IN THE SALES CYCLE. SINCE OUR BUSINESS MANAGERS ALSO "OWN" THE RELATIONSHIP WITH OUR CUSTOMERS, THEY HAVE AN OPPORTUNITY TO GET TO KNOW A CUSTOMER'S TELECOMMUNICATION NEEDS IN DEPTH. WITH THIS KNOWLEDGE THEY ARE ABLE TO SELL THROUGH MORE OF OUR SERVICES AND TO ANTICIPATE THEIR CUSTOMERS' FUTURE NEEDS. IN THE WORDS OF DANIEL FIELD, MANAGER OF INFORMATION SYSTEMS FOR IHS ENERGY CANADA LTD., OF CALGARY: "FINALLY, A COMMUNICATIONS COMPANY THAT LISTENS . . . GT EXCELLED IN BRINGING NEW SERVICES UP ON TIME, HELPING US BEAT NEXT-TO-IMPOSSIBLE DEADLINES . . . AS THE DEMAND GROWS FOR RICHER, GRAPHICALLY INTENSIVE DATA BY MORE USERS SUCH AS IHS, GT'S VISION AND FORESIGHT WILL BECOME MORE APPARENT."

        GROUP TELECOM'S ABILITY TO OFFER A SINGLE POINT OF CONTACT FOR MANY DIFFERENT COMMUNICATIONS SERVICES GIVES OUR CUSTOMERS ACCESS TO ALL OUR PRODUCTS AND SERVICES THROUGH A SINGLE CONTACT, WHO CLEARLY UNDERSTANDS THE INDIVIDUAL AND OFTEN UNIQUE NEEDS OF EACH CUSTOMER.

        WE ARE ABLE TO PROVIDE SUPERIOR CUSTOMER SERVICE BECAUSE OUR BUSINESS MANAGERS ACTUALLY VISIT OUR CUSTOMER'S OFFICE; THEY'RE NOT JUST VOICES AT A CALL CENTRE. PERHAPS THIS IS WHY FOUR OUT OF EVERY FIVE OF OUR CUSTOMERS REFER GROUP TELECOM TO OTHER BUSINESSES.



                             GROWTH OF SALES STAFF


                     SALES                              OTHER
                     -----                              -----
          Q1          100                                300
          Q2          150                                500
          Q3          200                                700
          Q4          300                                725

STRONG VENDOR PARTNERSHIPS OFFER BEST IN CLASS SOLUTIONS.

Group Telecom utilizes back-office software solutions and systems, which enables us to meet our customers' expectations. Partnerships with organizations like Oracle, Hewlett-Packard, MetaSolv, Daleen and Vitria enable Group Telecom to lay the foundation for a scalable, cost effective Operations Support Systems platform.

                                   [GRAPHIC]

                                   15 MILLION

THE NUMBER OF HITS THIS YEAR ON GROUP TELECOM'S WEBSITE -- WWW.GT.CA.

STRATEGY 5
                                                          INTEGRATED BACK OFFICE




WHY? Because our customers benefit from better service and more options in the future.


        IN 2000, WE BUILT AN INTEGRATED BACK OFFICE THAT IS CLIENT-FOCUSED AND BASED ON AN OPEN ARCHITECTURE FOR RELIABILITY AND RAPID, CONTROLLED CHANGE. THIS MEANS THAT IT'S COMPLETELY SCALABLE, ABLE TO KEEP UP WITH INCREASING LEVELS OF GROWTH AND CHANGE, BOTH FOR GROUP TELECOM AND OUR CUSTOMERS. WHAT'S MORE, OUR BACK OFFICE IS INTEROPERABLE, WHICH MEANS THAT THE SYSTEMS MANAGING OUR DATA SERVICES, APPLICATIONS AND VOICE SERVICES WILL BE COMPATIBLE. THIS SEAMLESS BACK OFFICE ALLOWS US TO PROVIDE OUR CUSTOMERS WITH A SINGLE POINT OF CONTACT AND ONE BILL.

        THE GOAL OF GROUP TELECOM'S INTEGRATED BACK OFFICE IS TO PROVIDE A "CLIENT-CENTRIC" VIEW OF THE WORLD, AVOIDING THE COMMON PROBLEM FOUND WITH MANY INCUMBENT TELECOM COMPANIES WHICH HAVE "SILO" SYSTEMS THAT DON'T INTEROPERATE EFFECTIVELY. GROUP TELECOM'S BACK OFFICE WILL PROVIDE OUR CUSTOMERS WITH AN ELECTRONIC METHOD OF ACCESSING AND MAINTAINING THEIR ACCOUNTS, AND WITH THE ABILITY TO USE WEB-BASED BILL PRESENTMENT.

CREATING HIGH TECH JOBS.

     The "knowledge economy" demands not only highly trained and skilled people, but jobs for them as well. During 2000, Group Telecom created over 800 such positions, boosting our overall workforce from 168 to 987.


                                   [GRAPHIC]

                                      987

NUMBER OF MEN AND WOMEN WORKING FOR GROUP TELECOM ON SEPTEMBER 30, 2000.

GOOD PEOPLE
                                                             ATTRACT GOOD PEOPLE



GROUP TELECOM FINISHED THE YEAR WITH 987 MEN AND WOMEN EMPLOYED NATIONWIDE. WE EXPERIENCED SIGNIFICANT GROWTH IN OUR EMPLOYEE BASE IN 2000 AS WE WORKED DILIGENTLY TO PUT IN PLACE THE ORGANIZATIONAL BASE TO DRIVE FUTURE GROWTH AND PROFITABILITY.

        IN ADDITION TO USING TRADITIONAL RECRUITMENT TECHNIQUES, OUR EMPLOYEES HELP US FIND NEW ONES. AS DEBBIE TOOLE, OUR VICE PRESIDENT OF HUMAN RESOURCES,
SAID: "GOOD PEOPLE ATTRACT GOOD PEOPLE. WORD OF MOUTH IS NOT ONLY AN EFFECTIVE MEANS OF RECRUITING; IT'S A TESTAMENT TO THE HEALTH OF A COMPANY WHEN EMPLOYEES RECOMMEND THEIR EMPLOYER TO FRIENDS."

        OUR INNOVATIVE RETENTION STRATEGY HELPS PLAN AN EMPLOYEE'S COMPLETE CAREER CYCLE WITH GROUP TELECOM. FROM RECRUITMENT THROUGH TO CAREER MANAGEMENT, EMPLOYEES CAN ACCESS ONLINE EDUCATION AND DEVELOPMENT TOOLS. THESE TOOLS HAVE BEEN CREATED TO AUGMENT THEIR EXISTING SKILLS, HELP THEM DEVELOP NEW SKILLS FOR FUTURE ROLES WITHIN GROUP TELECOM, AND ACCESS THE LATEST INDUSTRY COURSES FOR PERSONAL CAREER DEVELOPMENT.

MANAGEMENT DISCUSSION AND ANALYSIS


        This management discussion and analysis of financial condition as at September 30, 2000 and results of operation for the year then ended, focuses on the results of operations and financial situation of GT Group Telecom Inc. (Group Telecom or the Company) and its subsidiaries. This discussion is based on results in accordance with accounting principles generally accepted in Canada and should be read in conjunction with the Audited Consolidated Financial Statements contained on pages 27 to
        51. All figures are in Canadian funds unless stated otherwise.


        OVERVIEW

        Group Telecom began providing data services in Vancouver, British Columbia. The Company balanced its growth strategies and limited financial resources by using wireless connections and conduit access agreements with utility companies to begin building its network. In fiscal 1999, a new management team was put in place and the Company launched its national business plan.

        Today, Group Telecom is Canada's largest independent facilities-based provider of competitive data, applications and voice telecommunications products and services, with 190,583 kilometres of fibre and 987 employees servicing 5,300 customers from coast-to-coast. Through strong leadership and a sound strategy the Company has executed its business plan, raising approximately $2 billion in capital and financing which will fully fund continued growth into 2004.

        Since entering the national telecommunications market 12 months ago, the Company has grown to be a provider of telecom services in over 13 markets. Our significant growth has been achieved through network build-out and strategic acquisitions, generating $73 million of revenue in the year ended September 30, 2000, which represents a 27-fold increase over the prior year.

        In the years to come, Group Telecom's expansion strategy is to achieve a significant penetration of the Canadian business telecommunications market, including the small and medium-sized enterprise sector.

        To meet our future capacity requirements and expand our market potential, we intend to incur significant capital expenditures to further expand our national footprint. This expansion is occurring on a national level in order to generate an appropriate return on investment while maintaining our fully funded status into 2004.

        Our expansion strategy is to own and control our own network. This enables Group Telecom to control the services provided to our customers from end-to-end, provide a higher degree of network reliability, and earn higher profit margins. We provide services over this network in conjunction with an integrated back office that allows us to provide our customers with one contact and one bill.


        A YEAR OF CHANGE

        The year 2000 has been a year of dramatic change for Group Telecom. The Company has grown from one office located in Vancouver, 168 employees and a 16,595 fibre kilometre network, at September 30, 1999, to 13 offices with 987 employees and a fibre-optic network of 190,583 fibre kilometres nationwide.


        FUNDING

        During 2000, one of Group Telecom's major objectives was to secure the funding necessary to fund our business plan. Between January and September 2000, we raised approximately $2 billion in capital and financing which fully funds our business plan into 2004:

        - $601 million in vendor financing facilities, including Lucent Technologies Inc. and Cisco Systems Inc., two of the world's leaders in telecommunications equipment;

        -       $220 million in senior bank financing;

        - $677 million private placement through the sale of 855,000 units consisting of 13.25% Senior Discount Notes due 2010 and warrants to acquire approximately 4.2 million of our Class B non-voting shares; and

        - $422 million in equity when the Company completed its initial public offering issuing 20.7 million Class B non-voting shares, priced at U.S.$14 per share on Nasdaq and CDN$20.40 per share on the Toronto Stock Exchange.

        Our funding has provided the stability and the resources to finance our growth. Group Telecom has a strategic edge over many other young and rapidly growing companies, which are limited by a lack of access to capital. As at September 30, 2000, the Company had available approximately $1 billion in funding to execute our business plan to 2004, consisting of $444 million cash on hand, $415 million in available vendor financing and $120 million in available senior bank financing.


        GROWTH

        Group Telecom has grown exponentially in four areas - our revenue, network, customer base and employees - both organically and through acquisition.


        REVENUE GROWTH

        During the year ended September 30, 2000, revenue from operations grew as a result of our own market penetration and from acquisitions. Group Telecom's sales force grew to 264 professionals whose dedication and success contributed to a 26% sequential revenue growth in our 4th quarter.


        NETWORK EXPANSION

        During the year ended September 30, 2000, through a $312.6 million increase in property, plant and equipment, Group Telecom expanded its network through fibre build-out and the purchase and installation of four Class 5 voice switches. The Company's own build and acquisition strategy boosted its network from 40 on-net buildings and 16,595 fibre kilometres as at September 30, 1999 to 1,569 on-net buildings and 190,583 fibre kilometres as at September 30, 2000. By September 30, 2001, we expect to grow our network to include over 500,000 fibre kilometres.


        ACQUIRED SHAW FIBERLINK

        On February 16, 2000, we acquired Shaw FiberLink from Shaw Communications for $760 million consisting of $360 million in cash and the remainder in shares representing a 27.1% interest in Group Telecom. This transaction immediately made Group Telecom the largest independent CLEC (Competitive Local Exchange Carrier) in Canada, giving us a significant "early mover" advantage in a marketplace that has 16 licensed CLECs, but only one other with a true national presence. We acquired $429 million in property, plant and equipment and made a $223 million prepayment for an indefeasible right to use approximately 97,500 fibres to be constructed over the next 3 years. The Shaw FiberLink acquisition gave Group Telecom 101,546 fibre kilometres and 943 on-net buildings, and its employees and customers.


        ACQUIRED VIDEON FIBRELINK

        On April 27, 2000, Group Telecom purchased Videon FiberLink, the competitive access provider business of one of Western Canada's leading communications companies, Moffat Communications of Winnipeg. This gave us an immediate presence and a strong base in the Prairies. The transaction, valued at $101 million, made up of $68 million in cash and 1,667,000 Class B non-voting shares in Group Telecom, added approximately $96 million of telecommunication property, plant and equipment to our balance sheet. This includes 21,800 fibre kilometres in Edmonton and Winnipeg, 240 on-net buildings in Alberta and Manitoba, as well as Videon's employees and customers.

        FIBRE BUILD WITH 360NETWORKS

        On May 24, 2000, Group Telecom signed an agreement to purchase and lease approximately $362 million of fibre-optics and high-speed bandwidth network assets from 360networks, inc. Over the next three years, 360networks will build Group Telecom 12 strands of long-haul fibre-optics stretching more than 7,000 kilometres from Victoria to Halifax, and a redundant route of 12 additional long-haul fibre strands, running 7,900 kilometres connecting major centres in the U.S. and Canada. Continuing through to the early part of fiscal 2001, the Company will also acquire fibre-optic wavelengths along a diverse route in Canada and the U.S. under a long-term lease arrangement with 360networks,inc.

        We also invested $43 million in 360networks. At September 30, 2000, our investment in 360networks was valued at $77 million.


        ACQUIRED CABLE ATLANTIC

        On July 21, 2000, we acquired the fibre-optic telecom business of Cable Atlantic, for approximately $15 million in cash and 1,740,196 Class B non-voting Group Telecom shares. This transaction added approximately $47 million in property,plant and equipment to the Company's balance sheet including its 8,732 fibre kilometres, 99 on-net buildings and its Class 5 voice switch, as well as Cable Atlantic's customers and employees.


        OFFER TO PURCHASE C1 COMMUNICATIONS

        On October 16, 2000, subsequent to our September 30, 2000 year end, we signed a term-sheet to purchase the Atlantic Canada telecom operations of C1 Communications Inc. in exchange for 2,372,000 Class B non-voting Group Telecom shares and assumption of certain liabilities. This transaction will make Group Telecom the largest independent provider of telecom services in Newfoundland, Nova Scotia and New Brunswick. The Company will acquire the property,plant and equipment used by C1's fibre-optic telecom business, its 44,400 fibre kilometres in Nova Scotia and New Brunswick and 116 on-net buildings,as well as C1's customers and employees.

        RESULTS OF OPERATIONS

        The Company's key operating results include those of the acquired businesses of Shaw FiberLink, Videon FiberLink and Cable Atlantic from the dates of acquisition.


        (in thousands of Canadian dollars)                            YEAR ENDED SEPTEMBER 30
        ----------------------------------------------------------------------------------------------
                                                                2000             1999             1998
        ----------------------------------------------------------------------------------------------
        Revenue                                            $  73,251        $   2,705        $   1,823
        Cost of services                                      51,336            1,808            1,131
        ----------------------------------------------------------------------------------------------
        Gross margin                                          21,915              897              692
        Selling, general and administrative expenses         100,959           10,219            3,038
        ----------------------------------------------------------------------------------------------
        Loss before income taxes and amortization            (79,044)          (9,322)          (2,346)
        Amortization                                          43,055              853              255
        Interest and finance items                            54,354             (373)            (162)
        Income tax provision (recovery)                      (38,467)             165               --
        ----------------------------------------------------------------------------------------------
        Loss for the year                                  $(137,986)       $  (9,967)       $  (2,439)
        ==============================================================================================
        Loss per share                                     $   (1.83)       $   (0.56)       $   (0.26)
        ==============================================================================================

        REVENUE

        Revenue increased significantly in 2000 to $73.3 million compared to $2.7 million in 1999, representing a growth factor of 27. The Company experienced its largest growth in quarterly revenue with a 484% increase in the 2nd quarter and a 92% increase in the 3rd quarter. These increases are attributed to a combination of network expansion, market penetration and the acquisitions of Shaw FiberLink and Videon FiberLink in the 2nd and 3rd quarters, respectively. Network expansion and sales penetration into new markets, led by the GT CONNECT(TM) data portfolio of products and services, were the primary drivers of our sequential revenue growth of approximately 26% in our 4th quarter. We expect to maintain a 20% growth quarter over quarter in the upcoming year.

        In fiscal 2000, data revenue accounted for 84.5% of our total revenue, while voice accounted for 14.5% and applications for less than 1%. Data ports and private lines provisioned grew from 134 in the 1st quarter to 5,206 in the 4th quarter and from 259 to 38,879, respectively. Growth in our data revenue was achieved by the success of our unique Internet gateway and LAN/WAN extension services, which are powered by our Gigabit Ethernet network infrastructure.

        Voice revenue increased during the year as a result of provisioned access lines growing from 7,357 in the 1st quarter to 36,516 in the 4th quarter. In addition, the percentage of on-net access lines dramatically increased from less than 5% as at September 30, 1999 to 62% as at September 30, 2000 contributing to an improvement in our gross margin as described below.


        COST OF SERVICES

        Cost of services increased to $51.3 million in 2000 from $1.8 million in 1999. This translates into a 28-fold increase. On a quarterly basis, our cost of services followed a similar growth pattern as our revenue with a 394% and 65% increase in the 2nd and 3rd quarter, respectively. The rate of growth decreased to 22% in the 4th quarter - consistent with our sequential revenue growth in the quarter, and the cost savings realized through selling on-net services. Cost of services includes the costs incurred for leased network, Internet transit, building access and other rights of way. We expect these charges to decrease as a percentage of revenue in the future as we continue to expand our network and grow our critical mass.


        GROSS MARGIN

        Gross margin has followed a similar increasing pattern as above reaching a 34% gross margin for the 4th quarter of 2000 versus a 5.69% gross margin in the 1st quarter. Overall for the year ended September 30, 2000, the Company achieved a gross margin level of 30%. We expect continued improvement in gross margins in the coming year.


        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative (SG&A) expenses increased from $10.2 million in 1999 to $101.0 million in 2000. This significant increase in SG&A is the result of our rapid growth. During the year ended September 30, 2000, Group Telecom undertook a significant national expansion, implemented back office and operational support systems, and hired over 800 employees to execute these directives. Accordingly, the majority of our SG&A expenses relate to compensation, advertising, facility and travel costs incurred. In the coming year, the Company expects to leverage off and realize the benefits from our established infrastructure as we continue to grow our business.


        AMORTIZATION

        Amortization expense increased to $43.0 million in 2000 from $0.9 million in 1999 due to an increase in property, plant and equipment resulting from our acquisitions and the deployment of our network.


        INTEREST AND FINANCE ITEMS

        The Company earned interest income of $22.2 million for the year ended September 30, 2000, compared to $0.9 million in 1999. The increase in interest income relates primarily to the income earned on the proceeds for the senior discount notes in February 2000 and initial public offering in March 2000.

        As expected, interest expense has increased substantially from the prior year by $80.9 million. Of our available financing, the Company has utilized $100 million of its secured bank financing and $185.4 million of its vendor financing. In addition, $662.7 million of senior discount notes are also outstanding. The senior discount notes incur interest at an effective rate of 14.9% while the bank financing has been structured as floating interest rate debt with the interest rate fixed in six-month intervals using bankers acceptances and term loans. The vendor facilities bear interest at a floating rate plus a margin ranging from 2% to 4.25%. As we continue our network expansion in 2001, we expect to utilize our financing for a full year and incur additional interest charges.

        A net foreign exchange gain of $9.3 million was incurred for the year ended September 30, 2000 due to the Company's significant U.S. dollar cash position and the devaluation of the Canadian dollar. Foreign exchange gains and losses associated with U.S. dollar denominated long-term debt are deferred and amortized over the life of the financing arrangement. To minimize the exposure to fluctuations in the U.S. dollar, during the year the Company entered into cross currency swaps to convert to Canadian dollars approximately 69% of the future U.S. dollar payments on the senior discount notes, as at September 30, 2000.


        LOSS FOR THE YEAR

        The Company recognized a loss for the year ended September 30, 2000 of $138.0 million compared to a loss of $10.0 million for the year ended September 30, 1999. The loss for the year 2000 is after giving effect to a recovery of operating loss benefits to the extent of $42.3 million in future income taxes associated with assets acquired during the year.


        EBITDA AND CASH FLOW FROM OPERATIONS

        For the period ended September 2000, the Company experienced a negative EBITDA of $79.0 million, representing a significant increase over the previous year EBITDA loss of $9.3 million as a result of our expansion strategies. Cash flows used in operating activities were $49.2 million in the year ended September 30, 2000 and $9.0 million in the year ended September 30, 1999. Based on our current business plan, we are projecting to reach EBITDA breakeven in the second half of our fiscal year ended September 30, 2002.

        EBITDA is a financial measure commonly used in the telecommunications and other industries and is presented to assist in understanding the Company's operating results. However, it is not intended to represent results of its operations or its cash flow results in accordance with generally accepted accounting principles.

        LIQUIDITY AND CAPITAL RESOURCES

        Group Telecom has incurred significant operating and net losses and expects that such losses will continue as we develop, construct and expand our network and our operations and build our customer base. The cash provided by our operations will not be sufficient to cover these operating and net losses as we construct and expand our network; accordingly, we will utilize existing cash reserves and financing arrangements to fund these planned shortfalls.

        Cash used in operating activities for the year ended September 30, 2000 was $49.2 million, most of which came from our net loss of $138.0 million, partially offset by an increase in items not affecting cash, such as amortization, non-cash interest expense and recovery of future income taxes, and changes in working capital.

        During the year ended September 30, 2000, development of Group Telecom's national network through acquisition and build-out resulted in cash outflows of $446.7 million and $153.6 million, respectively. As part of the Shaw FiberLink and Videon FiberLink acquisitions, the Company made prepayments of $230.6 million to receive indefeasible rights to use fibres to be constructed over the next three years. As at September 30, 2000, Group Telecom received the rights to use $27.0 million of newly constructed fibres under these arrangements. In 2001, and as part of our fully funded business plan, capital expenditures will continue as we expand our footprint to reach new target markets.

        Other long-term assets, including long-term investments, goodwill and other assets, increased to $270.3 million at September 30, 2000 from $1.3 million as at September 30, 1999. The increase resulted from the strategic acquisitions of Shaw FiberLink, Videon FiberLink and Cable Atlantic, the purchase of a less than 1% equity investment in 360networks, inc. for $43.2 million and $64.8 million of costs associated with the acquisitions and financing arrangements completed during the year. These costs were deferred and are being amortized over their useful life or term of the financing arrangements, ranging from three to 10 years.

        Total net cash inflows in 2000 were $384.2 million compared to $57.4 million in the prior year. Cash inflows in both periods are due to the issuance of long-term debt and shares. During the year ended September 30, 2000, the Company's net cash inflows resulted primarily from the issuance of $749.5 million in long-term debt and warrants,and $391.7 million in shares from its initial public offering.

        At September 30, 2000, the Company's current assets of $500.4 million, including cash and cash equivalents of $444.0 million, exceeded current liabilities of $116.3 million, providing a working capital surplus of $384.1 million. The working capital surplus is a result of the capital raised and financing secured during the year,offset by the cash paid on the acquisitions and capital expenditures incurred to expand our fibre network.

        The Company is not required to begin repaying any of its funding obligations until 2003. Interest on the senior discount notes is deferred until 2005 with payment of the deferred interest and principal due in 2010. After 2005, interest on the senior discount notes is payable semi-annually. The term portion of the senior bank facility is repayable in annual increments ranging from 5% to 10% between 2003 and 2005, with a final repayment of 75% of the principal in 2006. The vendor facilities are with two of the world's leading telecommunication equipment suppliers, Lucent and Cisco. One requires quarterly installments of 1.25% beginning in 2003 with 75% of the principal in 2008 and the other requires annual installments ranging from 5% to 20% between 2003 and 2006 with final repayments of 55% in 2007. These repayment terms are providing us with the flexibility to focus on the growth of our business that will generate the funds to service our long-term debt.

        Group Telecom has available approximately $1 billion in funding to execute our business plan to 2004, consisting of $444 million cash on hand, $415 million in available vendor financing and $120 million in available senior bank financing,as at September 30, 2000, which will fully fund our business plan into 2004.

        The funding of our current business plan is dependent upon the Company meeting budgeted targets and effectively managing its cash resources. If the Company is unable to execute its business plan to achieve these objectives due to controllable or non-controllable factors, the Company may require additional financing beyond its current funding in order to meet its obligations.

        The telecommunications industry is capital intensive and subject to rapid and significant changes in technology. We rely on outside vendors for the development of and access to new technology. The effect of technological changes on our business cannot be predicted. We believe our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands. In addition, we rely on vendors with whom we have financing agreements to anticipate and adapt to new technology and to make such products available to us on a timely basis. We believe that our existing cash resources and financing will provide adequate funding to build our network as planned. There can be no assurance that the amount of funds actually required to complete the planned development of our network will not exceed the Company's currently anticipated expenditures.

        If additional funding is required, there can be no assurance, however, that market conditions or the terms of our existing or future indebtedness will permit the Company to raise sufficient additional capital or enter other financing arrangements to meet its needs when required or on terms acceptable to the Company.


        RESULTS OF OPERATIONS - YEAR ENDED SEPTEMBER 30, 1999 COMPARED TO YEAR ENDED SEPTEMBER 30, 1998


        REVENUE

        Revenue for the year ended September 30, 1999 increased to $2.7 million compared to $1.8 million for the year ended September 30, 1998, due to a larger number of customers and new services being provided.


        COST OF SERVICES

        Cost of services for the year ended September 30, 1999 increased to $1.8 million compared to $1.1 million for the year ended September 30, 1998. The increase was due to a corresponding increase in revenue and a change in product mix, which resulted in lower margins.

        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

        Selling, general and administrative expenses increased to $10.2 million for the year ended September 30, 1999 compared to $3.0 million for the year ended September 30, 1998 due to an increase in staff, a national marketing launch and increased need for office space and related costs.


        AMORTIZATION

        Amortization for the year ended September 30, 1999 increased to $0.8 million compared to $0.3 million for the year ended September 30, 1998 due to an increase in property, plant and equipment available for commercial service.


        INTEREST AND FINANCE ITEMS

        Interest income for the year ended September 30, 1999 was $0.5 million as compared to interest expense of $0.1 million for the year ended September 30, 1998. Interest income resulted from investment of cash reserves from private equity offerings. This was partially offset by increases in interest expense on long-term debt and financing charges related to vendor financing.


        LOSS FOR THE YEAR

        As a result of the above, the loss before income taxes for the year ended September 30, 1999 was $9.8 million compared to $2.4 million for the year ended September 30, 1998.


        EBITDA AND CASH FLOW FROM OPERATIONS

        For the period ended September 30, 1999, the Company incurred a negative EBITDA of $9.3 million, representing a significant increase over the previous year EBITDA loss of $2.4 million as a result of our expansion strategies. Cash flows used in operating activities were $9.0 million in the year ended September 30, 1999 and $1.4 million in the year ended September 30, 1998.


        FORWARD-LOOKING STATEMENTS

        Certain sections of this discussion contain forward-looking statements with respect to Group Telecom. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results, performance or achievements of Group Telecom to differ materially from those expressed or implied by the forward-looking statements.

REPORT OF MANAGEMENT



        THE ACCOMPANYING CONSOLIDATED FINANCIAL STATEMENTS OF GT GROUP TELECOM INC. WERE PREPARED BY MANAGEMENT IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES. MANAGEMENT IS RESPONSIBLE FOR THEIR INTEGRITY, OBJECTIVITY AND RELIABILITY AND, WHERE NECESSARY, THEY REFLECT MANAGEMENT'S BEST ESTIMATES AND JUDGEMENTS. TO PROVIDE REASONABLE ASSURANCE THAT THE COMPANY'S ASSETS ARE SAFEGUARDED AND THAT RELIABLE FINANCIAL INFORMATION IS PRODUCED, MANAGEMENT IS ALSO RESPONSIBLE FOR DEVELOPING AND MAINTAINING AN EFFECTIVE SYSTEM OF INTERNAL CONTROLS.

        THE COMPANY MAINTAINS A SYSTEM OF INTERNAL CONTROLS, PROVIDING MANAGEMENT WITH REASONABLE ASSURANCE THAT ASSETS ARE SAFEGUARDED AND THAT THE FINANCIAL RECORDS ARE ADEQUATE AND CAN BE RELIED UPON FOR THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

        THE BOARD OF DIRECTORS IS RESPONSIBLE FOR ENSURING THAT MANAGEMENT FULFILS ITS RESPONSIBILITIES THROUGH ITS AUDIT COMMITTEE WHOSE MEMBERS ARE ALL INDEPENDENT OF MANAGEMENT AND ARE NOT INVOLVED IN THE DAILY ACTIVITIES OF THE COMPANY. THE AUDIT COMMITTEE MEETS PERIODICALLY WITH MANAGEMENT AND WITH THE INDEPENDENT AUDITORS, PRICEWATERHOUSECOOPERS LLP, TO SATISFY ITSELF THAT MANAGEMENT'S RESPONSIBILITIES ARE PROPERLY DISCHARGED AND TO REVIEW AND REPORT TO THE BOARD WITH RESPECT TO AUDITING RESULTS, INTERNAL CONTROLS, AND ACCOUNTING PRINCIPLES AND PRACTICES.

        THESE CONSOLIDATED FINANCIAL STATEMENTS HAVE BEEN REVIEWED AND APPROVED BY THE BOARD AND HAVE BEEN AUDITED BY PRICEWATERHOUSECOOPERS LLP, WHOSE REPORT FOLLOWS.


        DANIEL R. MILLIARD           ROBERT G. WOLFE              STEPHEN H. SHOEMAKER
        Chief Executive Officer      President &                  Executive Vice President &
                                     Chief Operating Officer      Chief Financial Officer

AUDITORS' REPORT TO THE SHAREHOLDERS


        WE HAVE AUDITED THE CONSOLIDATED BALANCE SHEETS OF GT GROUP TELECOM INC. AS AT SEPTEMBER 30, 2000 AND 1999 AND THE CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT AND CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998. THESE CONSOLIDATED FINANCIAL STATEMENTS ARE THE RESPONSIBILITY OF THE COMPANY'S MANAGEMENT. OUR RESPONSIBILITY IS TO EXPRESS AN OPINION ON THESE CONSOLIDATED FINANCIAL STATEMENTS BASED ON OUR AUDITS.

        WE CONDUCTED OUR AUDITS IN ACCORDANCE WITH CANADIAN AND UNITED STATES GENERALLY ACCEPTED AUDITING STANDARDS. THOSE STANDARDS REQUIRE THAT WE PLAN AND PERFORM AN AUDIT TO OBTAIN REASONABLE ASSURANCE WHETHER THE FINANCIAL STATEMENTS ARE FREE OF MATERIAL MISSTATEMENT. AN AUDIT INCLUDES EXAMINING, ON A TEST BASIS, EVIDENCE SUPPORTING THE AMOUNTS AND DISCLOSURES IN THE FINANCIAL STATEMENTS. AN AUDIT ALSO INCLUDES ASSESSING THE ACCOUNTING PRINCIPLES USED AND SIGNIFICANT ESTIMATES MADE BY MANAGEMENT, AS WELL AS EVALUATING THE OVERALL FINANCIAL STATEMENT PRESENTATION.

        IN OUR OPINION, THESE CONSOLIDATED FINANCIAL STATEMENTS PRESENT FAIRLY, IN ALL MATERIAL RESPECTS, THE FINANCIAL POSITION OF THE COMPANY AS AT SEPTEMBER 30, 2000 AND 1999 AND THE RESULTS OF ITS OPERATIONS AND ITS CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998 IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

        PRICEWATERHOUSECOOPERS LLP (SIGNED)
        CHARTERED ACCOUNTANTS

        Toronto, Canada

        November 3, 2000

CONSOLIDATED BALANCE SHEETS


                                                                                            AT SEPTEMBER 30
-----------------------------------------------------------------------------------------------------------------
(thousands of Canadian dollars)                                                           2000            1999
-----------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                            $   444,050      $    59,851
Accounts receivable (note 4)                                                              49,952            3,783
Prepaid expenses                                                                           5,939              526
Inventory                                                                                    436              545
-----------------------------------------------------------------------------------------------------------------
                                                                                         500,377           64,705
PROPERTY, PLANT AND EQUIPMENT (note 5)                                                   954,917           73,817
PREPAYMENTS ON PROPERTY, PLANT AND EQUIPMENT (notes 3(a) and 3(b))                       203,703               --
LONG-TERM INVESTMENT (note 6)                                                             43,238               --
GOODWILL AND OTHER ASSETS (note 7)                                                       227,033            1,292
-----------------------------------------------------------------------------------------------------------------
                                                                                     $ 1,929,268      $   139,814
                                                                                     ============================
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities (note 8)                                    $   111,395      $    14,926
Unearned revenue (note 9)                                                                    544              656
Current portion of long-term debt (note 10)                                                4,348            1,253
-----------------------------------------------------------------------------------------------------------------
                                                                                         116,287           16,835
LONG-TERM UNEARNED REVENUE (note 9)                                                        1,255            1,494
LONG-TERM DEBT (note 10)                                                                 948,928           47,557
-----------------------------------------------------------------------------------------------------------------
                                                                                       1,066,470           65,886
-----------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (note 11)
Authorized
   Common shares
      Unlimited number of Class A voting and convertible Class B non-voting common shares without par value
   Preferred
      50,000,000 Series A convertible first preference shares without par value
      100,000,000 Series B convertible first preference shares without par value
Issued and outstanding
   Common shares
      79,542,239 Class A voting shares (1999 - 18,261,149)                               463,333           12,573
      41,105,767 Class B non-voting shares (1999 - 4,148,569)                            495,370            5,026
   Preferred shares
      Nil Series A first preference shares (1999 - 41,500,002)                                --           67,281
-----------------------------------------------------------------------------------------------------------------
                                                                                         958,703           84,880
ADDITIONAL PAID-IN CAPITAL                                                                   255              255
WARRANTS (note 11(f))                                                                     58,776               --
LOANS TO OFFICERS (note 11(g))                                                            (3,868)              --
SHARES TO BE ISSUED (note 11(h))                                                              --            1,875
DEFICIT                                                                                 (151,068)         (13,082)
-----------------------------------------------------------------------------------------------------------------
                                                                                         862,798           73,928
-----------------------------------------------------------------------------------------------------------------
                                                                                     $ 1,929,268      $   139,814
                                                                                     ============================

COMMITMENTS AND CONTINGENCIES (note 14)
SUBSEQUENT EVENT (note 17)



The accompanying notes form an integral part of these consolidated financial statements.

Approved by the Board of Directors


James G. Matkin (signed)   James Mansour (signed)   P. Kenneth Kilgour (signed)

CONSOLIDATED STATEMENTS OF OPERATIONS & DEFICIT


                                                               YEAR ENDED SEPTEMBER 30
-----------------------------------------------------------------------------------------------
(thousands of Canadian dollars)                           2000           1999           1998
-----------------------------------------------------------------------------------------------
REVENUE                                                $  73,251      $   2,705      $   1,823
COST OF SERVICES                                          51,336          1,808          1,131
-----------------------------------------------------------------------------------------------
                                                          21,915            897            692
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES             100,959         10,219          3,038
-----------------------------------------------------------------------------------------------
                                                         (79,044)        (9,322)        (2,346)
AMORTIZATION                                              43,055            853            255
INTEREST AND FINANCE ITEMS
 Interest income                                         (22,208)          (920)           (58)
 Interest on long-term debt                               81,207            262            147
 Finance charges                                           4,631            192             --
 Foreign exchange loss (gain)                             (9,276)            93           (251)
-----------------------------------------------------------------------------------------------
                                                          54,354           (373)          (162)
-----------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                                (176,453)        (9,802)        (2,439)
PROVISION FOR (RECOVERY OF) INCOME TAXES (note 12)
 Current                                                   3,833            165             --
 Future                                                  (42,300)            --             --
-----------------------------------------------------------------------------------------------
                                                         (38,467)           165             --
-----------------------------------------------------------------------------------------------
LOSS FOR THE YEAR                                       (137,986)        (9,967)        (2,439)
DEFICIT - BEGINNING OF YEAR                              (13,082)        (3,115)          (676)
-----------------------------------------------------------------------------------------------
DEFICIT - END OF YEAR                                  $(151,068)     $ (13,082)     $  (3,115)
                                                       ========================================

LOSS PER SHARE                                         $   (1.83)     $   (0.56)     $   (0.26)
                                                       ========================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   OUTSTANDING (in thousands)                             75,442         17,859          9,542
                                                       ========================================


The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                         YEAR ENDED SEPTEMBER 30
-----------------------------------------------------------------------------------------------------------
(thousands of Canadian dollars)                                  2000            1999              1998
-----------------------------------------------------------------------------------------------------------
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
 Loss for the year                                           $  (137,986)     $    (9,967)     $    (2,439)
 Items not affecting cash
    Amortization                                                  43,055              853              255
    Non-cash interest expense                                     79,832               --               --
    Additional paid-in capital                                        --               --               84
    Shares issued for interest on long-term debt                      --              171               62
    Recovery of future income taxes                              (42,300)              --               --
-----------------------------------------------------------------------------------------------------------
                                                                 (57,399)          (8,943)          (2,038)
-----------------------------------------------------------------------------------------------------------
 Changes in non-cash working capital items
    Increase in accounts receivable                              (44,112)          (2,417)            (723)
    Increase in prepaid expenses                                  (5,179)            (500)              (1)
    Decrease (increase) in inventory                                 343             (545)              --
    Increase in accounts payable and accrued liabilities          57,771            1,295            1,363
    Increase (decrease) in unearned revenue                         (605)           2,077               39
-----------------------------------------------------------------------------------------------------------
                                                                   8,218              (90)             678
-----------------------------------------------------------------------------------------------------------
 Cash flows used in operating activities                         (49,181)          (9,033)          (1,360)
-----------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
 Proceeds from long-term debt                                    690,711            4,421            1,762
 Issuance of shares                                              396,120           71,526            5,924
 Proceeds from issuance of warrants                               58,776               --               --
-----------------------------------------------------------------------------------------------------------
                                                               1,145,607           75,947            7,686
-----------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
 Business acquisitions                                          (446,720)              --               --
 Purchase of property, plant and equipment                      (153,569)          (8,454)          (3,738)
 Increase in other assets                                        (64,832)          (1,085)            (173)
 Purchase of long-term investment                                (43,238)              --               --
 Issuance of loans to officers                                    (3,868)              --               --
-----------------------------------------------------------------------------------------------------------
                                                                (712,227)          (9,539)          (3,911)
-----------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                            384,199           57,375            2,415
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR                     59,851            2,476               61
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS - END OF YEAR                      $   444,050      $    59,851      $     2,476
                                                             =============================================


Additional cash flow disclosures (note 15)

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts in thousands of Canadian dollars)

1 NATURE OF BUSINESS

GT Group Telecom Inc. (GT) was incorporated on April 12, 1996 under the Canada Business Corporations Act. GT, through its wholly owned subsidiaries GT Group Telecom Services Corp. and GT Group Telecom Services (USA) Corp. (collectively known as the Company), markets and sells telecommunications services and related products over GT's owned fibre-optic infrastructure to small and medium-sized businesses. The Company also uses digital subscriber lines and fixed wireless technology to extend the reach of its network. The Company provides data, Internet applications and voice services and derives revenue from network usage and access, equipment sales, co-location and installation services.

2 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada which, in the case of the Company, conform in all material respects with those in the United States, except as outlined in note 19.

(a) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated on consolidation.

(b) CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on deposit and highly liquid short-term interest bearing securities with maturity at the date of purchase of three months or less. The short-term interest bearing securities are recorded at cost plus accrued interest earned, which approximates current market value.

(c) REVENUE RECOGNITION

Revenue from network usage and access is recognized when services are provided. Revenue from equipment sales is recognized at the time the equipment is delivered and accepted by the customer. Revenue from installation services and from co-locations, where the Company provides a location and services for the customers' servers and telecommunication equipment, are recognized as services are rendered.

Unearned revenue is recorded for services when cash payment has been received in advance and is recognized as revenue in the period in which the services are provided.

Income from operating leases of fibre-optic facilities is recognized on a straight-line basis over the term of the lease.

(d) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided over estimated useful lives on a straight-line basis at the following annual rates:

Buildings                                                                     7%
Furniture and fixtures                                                       20%
Computer equipment and software                                              33%
Telecommunication networks                                             5% to 20%
Leasehold improvements                   over the term of the leases (4-8 years)

Telecommunication networks, which are installed on rights of way granted by others, include construction costs, costs of acquiring rights of way, interest costs and network design costs, all of which are incurred in developing new networks or expanding existing networks. Amortization commences when the assets are available for use.

Management reviews the carrying values of its property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing its review for recoverability, management estimates the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized.

(e) LONG-TERM INVESTMENT
The long-term investment is accounted for on the cost basis. The carrying value of the investment is written down to net realizable value if there is a loss of value that is considered to be other than temporary.

(f)  GOODWILL AND OTHER ASSETS
Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is amortized over its estimated useful life ranging from 3 to 20 years. The Company reviews the carrying value of its goodwill to determine whether there has been a permanent impairment in value. The measurement of possible impairment is based primarily on the ability to recover the carrying value from expected future operating cash flows on an undiscounted basis.

Non-compete agreements, license rights and deferred charges are amortized on a straight-line basis over the term of the agreements or estimated useful life ranging from 3 to 10 years.

Financing costs are amortized on a straight-line basis over the terms of the related debt financing.

(g) STOCK-BASED COMPENSATION PLAN
The Company has a stock-based compensation plan, which is described in note 11(f). No compensation expense is recognized for the plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital.

(h) FOREIGN CURRENCY TRANSLATION
The Company translates all foreign currency denominated monetary assets and liabilities at year-end exchange rates. Revenues and expenses are translated at the rates prevailing on the respective transaction dates. Exchange gains and losses resulting from movements in rates are reflected in net income in the year except for: (i) gains or losses relating to long-term monetary liabilities which are deferred and amortized over the remaining term of the assets and liabilities; and (ii) hedged balances which are described in note 13.

(i)  INCOME TAXES
The Company uses the liability method of accounting for income taxes under which future tax assets and liabilities are recognized for differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates in effect in the period in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized as part of the provision for income taxes in the period that includes the enactment date. A valuation allowance is recorded to the extent there is uncertainty regarding realization of future tax assets.

(j) LOSS PER COMMON SHARE
Loss per common share is calculated using the weighted average number of common shares outstanding during the years. The exercise of options and warrants outstanding at September 30, 2000, 1999 and 1998 would have had an anti-dilutive effect on loss per common share.

(k) SEGMENTED INFORMATION
The Company is a Canadian national facilities based provider of high-speed data, Internet application and voice services comprising a single operating segment. Substantially all of the Company's assets are located in Canada and revenue is derived from telecommunications services provided in Canada.

(l) USE OF ESTIMATES
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 BUSINESS ACQUISITIONS
Summary of the assets acquired and liabilities assumed during the year ended September 30,2000:

--------------------------------------------------------------------------------------------------------------------------
                                               SHAW           VIDEON            CABLE
                                             FIBERLINK       FIBERLINK         ATLANTIC
                                                (a)             (b)              (c)               OTHER          TOTAL
--------------------------------------------------------------------------------------------------------------------------
ASSETS
 Indefeasible right to use agreements
   Property, plant and equipment
     for constructed fibres                $   329,000      $    88,359      $    29,689              $--      $   447,048
   Prepayment for fibres
     to be constructed                         223,000            7,600               --               --          230,600
 Property, plant and equipment                 100,000            7,397           17,560              435          125,392
 License rights                                 13,800               --               --               --           13,800
 Non-compete agreements                         15,000               --            1,200               --           16,200
 Goodwill including acquisition costs          119,513               --           25,025            3,261          147,799
 Other current assets                              204              784            1,107               24            2,119
--------------------------------------------------------------------------------------------------------------------------
                                               800,517          104,140           74,581            3,720          982,958
==========================================================================================================================

LIABILITIES
 Current liabilities                               246               --              881               --            1,127
 Future income taxes                            28,200               --           14,100               --           42,300
--------------------------------------------------------------------------------------------------------------------------
                                                28,446               --           14,981               --           43,427
==========================================================================================================================

PURCHASE CONSIDERATION
 Cash paid                                     360,000           68,784           15,226            2,710          446,720
 Class A voting shares                              --               --               --            1,010            1,010
 Class B non-voting shares                          --           32,356           42,374               --           74,730
 Series B first preference shares              400,071               --               --               --          400,071
 Acquisition costs                              12,000            3,000            2,000               --           17,000
--------------------------------------------------------------------------------------------------------------------------
                                           $   772,071      $   104,140      $    59,600      $     3,720      $   939,531
==========================================================================================================================

NUMBER OF SHARES ISSUED
 Class A voting shares                              --               --               --          336,666          336,666
--------------------------------------------------------------------------------------------------------------------------
 Class B non-voting shares                          --        1,667,000        1,740,196               --        3,407,196
--------------------------------------------------------------------------------------------------------------------------
 Series B first preference shares           29,096,097               --               --               --       29,096,097
--------------------------------------------------------------------------------------------------------------------------

The acquisitions of business assets and liabilities are accounted for by the purchase method of accounting under which the assets and liabilities purchased are recorded at their fair values with the excess of the purchase price over the fair value of identifiable assets and liabilities acquired recorded as goodwill. The results of operations are included in the Company's consolidated statement of operations from the dates of acquisition.

(a) SHAW FIBERLINK
On February 16, 2000, the Company purchased from Shaw Communications Inc. (Shaw Communications) and Shaw FiberLink Ltd. (Shaw FiberLink) all of the property and assets of Shaw FiberLink used in connection with the high-speed data and competitive access business.

The Company and Shaw FiberLink also entered into an indefeasible right to use agreement which grants the Company an indefeasible right to use certain specifically identified existing fibres in the fibre-optic cable networks of Shaw Communications for 60 years. Certain of the existing fibres located in New Brunswick, Canada under the indefeasible right to use the agreement will be available for use in 2003. In addition, the Company will receive an indefeasible right to use fibres to be built over the next three years in mutually agreed regions. As at September 30, 2000, the carrying value of newly constructed fibres obtained for use by the Company amounts to $27 million.

(b) VIDEON FIBERLINK
On April 27, 2000, the Company purchased from Moffat Communications Limited (Moffat Communications) all the property and assets used as a competitive access provider in its Videon FiberLink business. The Company and Moffat Communications also entered into an indefeasible right to use agreement which granted the Company an indefeasible right to use certain specifically identified existing fibres in the fibre-optic cable networks of Moffat Communications for 30 years. In addition, the Company will receive an indefeasible right to use fibres to be built over the next three years in mutually agreed upon regions.

(c) CABLE ATLANTIC
On July 21, 2000, the Company purchased from Cable Atlantic Inc. (Cable Atlantic) all the property and assets used in connection with the fibre-optic telecom business. The Company also entered into an indefeasible right to use agreement which granted the Company an indefeasible right to use certain specifically identified existing fibres in the fibre-optic cable networks of Cable Atlantic for 30 years.

The following unaudited pro forma data summarizes the results of operations for the years indicated as if the Shaw FiberLink acquisition had been completed as of the beginning of the years presented. The pro forma data give effect to actual operating results prior to the acquisition, adjusted to give effect to interest expense on long-term debt of $360 million and amortization of the assets acquired. These pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisition occurred as of the beginning of the years presented or that may be obtained in the future.

                                                                                    YEAR ENDED SEPTEMBER 30
-----------------------------------------------------------------------------------------------------------
                                                                                     2000            1999
-----------------------------------------------------------------------------------------------------------
                                                                                         (unaudited)
Revenue                                                                           $  91,296       $  43,176
Income (loss) before amortization, interest and finance items and income tax        (74,304)          2,863
Net loss                                                                           (160,930)        (53,195)
Loss per share                                                                    $   (1.82)      $   (2.98)
Weighted average number of common shares outstanding (in thousands)                  88,639          17,859
-----------------------------------------------------------------------------------------------------------

Pro forma results including the other acquisitions completed by the Company during the year ended September 30, 2000 have not yet been provided as the results of operations are not considered significant and the information is not readily available.

4 ACCOUNTS RECEIVABLE

                                       2000           1999
------------------------------------------------------------
Trade receivables                    $ 34,759       $  1,191
Sales tax receivables                  12,568          2,140
Employee receivables                    3,105            487
Other                                   4,026             --
Allowance for doubtful accounts        (4,506)           (35)
------------------------------------------------------------
                                     $ 49,952       $  3,783
============================================================


5 PROPERTY, PLANT AND EQUIPMENT

                                                                   2000
-------------------------------------------------------------------------
                                                 ACCUMULATED
                                       COST      AMORTIZATION      NET
-------------------------------------------------------------------------
Land                                 $    550      $     --      $    550
Buildings                               3,950           139         3,811
Furniture and fixtures                  4,694           664         4,030
Computer equipment and software        40,786         3,094        37,692
Telecommunication networks            927,734        27,059       900,675
Leasehold improvements                  8,702           543         8,159
-------------------------------------------------------------------------
                                     $986,416      $ 31,499      $954,917
=========================================================================

                                                                 1999
----------------------------------------------------------------------
                                                ACCUMULATED
                                      COST      AMORTIZATION      NET
----------------------------------------------------------------------
Land                                 $   490      $    --      $   490
Buildings                                887           87          800
Furniture and fixtures                   877           56          821
Computer equipment and software        4,551          361        4,190
Telecommunication networks            67,638          476       67,162
Leasehold improvements                   452           98          354
----------------------------------------------------------------------
                                     $74,895      $ 1,078      $73,817
======================================================================

Included in telecommunication networks as at September 30, 2000 are costs of $87 million (1999 - $40 million) relating to assets not yet available for use on which no amortization has been charged.

Included in telecommunication networks are assets under capital lease with a cost of $447 million (1999 - $nil) and accumulated amortization of $13 million.

Furniture and fixtures, and computer equipment and software, as at September 30, 2000 include capital lease asset costs of $4 million and $1 million (1999 - $0.3 million and $0.9 million) respectively, and related accumulated amortization of $nil (1999 - $nil).

For the year ended September 30, 2000, interest and finance charges of $3 million were capitalized on projects under construction (1999 - $2 million).

6 LONG-TERM INVESTMENT
On April 12, 2000, the Company purchased a less than 1% equity interest in 360networks, inc. for $43 million in cash. The market value of the investment at September 30,2000 is $77 million.

7  GOODWILL AND OTHER ASSETS

--------------------------------------------------------------------------------------------
                                                                        2000          1999
--------------------------------------------------------------------------------------------
Goodwill net of accumulated amortization of $4,319 (1999 - $nil)      $131,464      $     --
Non-compete agreements and license rights net of
   accumulated amortization of $4,098 (1999 - $nil)                     26,172            --
Deferred charges net of accumulated amortization of
   $527 (1999 - $32)                                                    19,122           605
Deferred financing charges net of accumulated
   amortization of $2,684 (1999 - $38)                                  48,609           457
Deferred foreign exchange loss net of accumulated
   amortization of $179 (1999 - $1)                                      1,666            12
Deposits                                                                    --           218
--------------------------------------------------------------------------------------------
                                                                      $227,033      $  1,292
============================================================================================

8  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

---------------------------------------------------------------------------------------
                                                                   2000          1999
---------------------------------------------------------------------------------------
Trade accounts payable                                           $ 53,404      $  2,017
Accounts payable and accruals for purchases of
   property, plant and equipment                                   32,498         9,355
Accrued vacation and bonuses                                       10,795         1,139
Capital tax, large corporations tax and sales taxes payable         6,786           622
Other accrued liabilities                                           7,912         1,383
Accrual for inventory purchases                                        --           410
---------------------------------------------------------------------------------------
                                                                 $111,395      $ 14,926
=======================================================================================

9  UNEARNED REVENUE
Unearned revenue represents amounts related to an operating lease arrangement entered into in April 1999, whereby the Company is the lessor of 24 strands of dark fibre including rights of way. The Company received an up-front fee for installation costs related to placement of fibre-optic cable, building entrances and fibre-optic cable connections to the lessee's existing cable facilities which is presented as unearned revenue and being recognized as income over the initial term of the lease. Under this contract, the Company also receives annual payments for lease and rights of way which are being recognized as income in equal annual amounts. The lease period ends in April, 2009; however, the lessee has the option to extend the lease for an additional ten years. Minimum lease payments receivable for the next five years and thereafter are as follows:

--------------------------------------------------------------------------------
Year ending September 30,
2001                                                                       $ 500
2002                                                                         500
2003                                                                         500
2004                                                                         250
2005                                                                         250
Thereafter                                                                   750
--------------------------------------------------------------------------------

10 LONG-TERM DEBT

------------------------------------------------------
                                  2000          1999
------------------------------------------------------
Senior discount notes (a)       $662,661      $     --
Vendor financing (b)             153,565        40,398
Vendor financing (c)              31,859         6,481
Senior bank facility (d)         100,144            --
Capital leases payable (f)         4,292         1,155
Notes payable (e)                    755           776
                                 953,276        48,810
Less: Current portion              4,348         1,253
------------------------------------------------------
                                $948,928      $ 47,557
======================================================

Repayments of long-term debt in each of the next five years are as follows:

-------------------------------------------------------------------------------------------
                                                                                  CAPITAL
                                           SENIOR                     SENIOR       LEASES
                                          DISCOUNT      VENDOR         BANK       AND NOTES
                                           NOTES       FINANCING     FACILITY      PAYABLE
-------------------------------------------------------------------------------------------
Year ending September 30,
   2001                                  $     --      $  1,615      $     --      $  2,463
   2002                                        --         1,479            --         1,676
   2003                                        --         8,783         4,907         1,155
   2004                                        --        10,703        10,014           339
   2005                                        --        13,727        10,014            --
Thereafter                                662,661       149,117        75,209            --
                                          662,661       185,424       100,144         5,633
Less: Amounts representing interest            --            --            --          (586)
-------------------------------------------------------------------------------------------
                                         $662,661      $185,424      $100,144      $  5,047
===========================================================================================

(a) SENIOR DISCOUNT NOTES
Pursuant to an indenture dated February 1, 2000, the Company issued 855,000 units, consisting of U.S.$855 million (issued at a price of 52.651% of the stated amount) of 13.25% senior discount notes due 2010 and 855,000 warrants to purchase 4,198,563 Class B non-voting shares. Gross proceeds amounted to U.S.$450 million, equivalent to approximately CDN$651 million. Expenses related to the offering amounted to approximately $20 million. Of the total proceeds, $592 million was allocated to the senior discount notes and $59 million was allocated to the share purchase warrants (note 11(f)).

The senior discount notes accrue interest at 13.25% on the face value of the notes until February 1, 2005. The interest accrued to February 1, 2005 is payable at maturity together with the face value of the notes. After February 1, 2005, interest is payable semi-annually in cash in arrears February 1 and August 1 of each year, at an annual rate of 13.25%. The effective interest rate on the senior discount notes is 14.9%.

On or after February 1,2003,the Company can elect to commence the payment of interest in cash semi-annually on February 1 and August 1 of each year,thereby reducing the stated amount of the note.

The Company has an early redemption option at any time after February 1, 2005 for all or part of the senior discount notes. The redemption prices for the notes for each year ending February 1, are as follows: 106.625% in 2005, 104.417% in 2006, 102.208% in 2007 and 100% thereafter, plus unpaid interest. In addition, prior to February 1, 2005, the Company may redeem up to 35% of the notes at a redemption price of 113.25% of the outstanding amounts of the notes at the time of redemption.

The notes are unsecured obligations of the Company and the indenture contains certain restrictive covenants including limitation on indebtedness, restriction on the payment of dividends and other payments, limitations on liens,asset dispositions, change of control and limitation on transactions with subsidiaries.

To reduce the exposure to U.S. dollar exchange rate fluctuations, the Company has entered into cross currency swaps as described in note 13.

VENDOR FINANCING

(b)
On May 28, 1999, the Company entered into a credit facility to finance the Company's purchase of telecommunication equipment and services to a value of U.S.$40 million.

On February 3, 2000, the Company entered into a U.S.$315 million facility with this vendor to finance the purchase and installation of telecommunication equipment and services. The initial borrowings under this vendor facility were used to repay amounts outstanding under the existing credit facility with this vendor.

The balance of vendor financing at September 30, 2000 of $154 million is comprised of amounts payable to the vendor of $17 million, and additional amounts drawn on the vendor credit facility of $137 million (denominated as U.S.$91 million).

The vendor facility matures on June 30, 2008 with quarterly principal repayments at the rate of 1.25% of the amount outstanding, starting on March 31, 2003 until December 31, 2007. In March and June of 2008, the principal is repayable in two installments of 37.5% of the outstanding amount.

Availability under the credit facility is by way of multiple draw-downs. At the option of the Company, draw-downs under the credit facility bear interest at either LIBOR plus an applicable margin or U.S. Prime Rate plus an applicable margin. Depending on the ratio of consolidated total debt to annualized earnings before interest, taxes and amortization, the margin added to the LIBOR is between 3.0% and 4.5% and the margin added to the U.S. Prime Rate is between 2.0% and 3.5%. The effective interest rate on outstanding amounts during the year ended September 30,2000 was 11.5% (1999 - 10.2%).

In addition, a commitment fee varying between 0.75% and 1.50% depending on the level of utilization of the vendor facility is payable on the undrawn portion.

The credit facility agreement contains certain covenants that restrict the ability of the Company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries, issue or sell equity interests of the Company's subsidiaries or enter into certain mergers and consolidations.

(c)
On July 27, 1999 the Company entered into an agreement for a U.S.$15 million credit facility with a vendor.

On September 29, 2000, the Company entered into a new vendor credit facility for $120 million to replace the U.S.$15 million vendor facility, and finance the purchase and installation of telecommunication equipment and services provided by this vendor. The vendor credit facility matures September 29, 2007 with annual principal repayment at a rate of 4.89% of the outstanding amount on September 30, 2003, 10% on September 30, 2004 and September 30, 2005, 20% on September 20, 2006, and 55.11% on September 30, 2007. Availability under the vendor credit facility is by way of multiple draw-downs.

The balance of vendor financing at September 30,2000 of $32 million is comprised of amounts payable to the vendor of $16 million, and additional amounts drawn on the credit facility of $16 million (denominated as U.S.$10 million).

At the option of the Company, the credit facility bears interest at either the Prime Rate (published rate of a Schedule I Canadian Bank) or the quoted banker acceptances rate (BA Rate) plus an applicable margin. The applicable margin on Prime Rate loans ranges from 2.00% to 3.25% and the margin applicable to BA Rate loans ranges from 3.00% to 4.25%, depending upon the Company's consolidated ratio of total debt to annualized earnings before interest, taxes and amortization. The effective interest rate on outstanding amounts during the year ended September 30, 2000 and 1999 was 12.0%.

In addition,a commitment fee of 0.5% per annum is payable on the undrawn portion of the credit facility.

The credit facility agreement contains certain covenants that restrict the ability of the Company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries, issue or sell equity interests of the Company's subsidiaries or enter into certain mergers and consolidations.

(d) SENIOR BANK FACILITY
On February 3, 2000,the Company entered into a credit agreement for a senior bank facility for an amount of $220 million to finance part of the acquisition of the business of Shaw FiberLink (note 3(a)). The bank facility is comprised of a $120 million seven year revolving reducing term loan and a $100 million reducing term loan.

The $120 million revolving term loan reduces, starting February 3, 2003 to $108 million and reduces on every anniversary thereafter to $90 million in 2004, $72 million in 2005, $48 million in 2006 and nil in 2007. The $100 million reducing term loan is amortized annually by 4.9% on February 3, 2003, 10% on February 3, 2004 and 2005,20% on February 3,2006 and 55.1% on February 3,2006.

At the option of the Company, the bank facility may be used as LIBOR loans denominated in U.S. dollars, bankers acceptances in Canadian dollars, U.S. Base rate loans in U.S. dollars and standby letters of credit in Canadian or U.S. dollars. The margins added to the applicable interest rates may vary from 2.0% to 4.5%, depending upon the Company's consolidated ratio of total debt to annualized earnings before interest, taxes and amortization. The effective interest rate on outstanding amounts during the year ended September 30, 2000 was 11.9%.

The credit facility agreement contains certain covenants that restrict the ability of the Company and its subsidiaries to incur additional indebtedness and issue certain preferred stock, pay dividends or make other distributions, engage in sale and leaseback transactions, create certain liens, enter into certain transactions with affiliates, sell assets of the Company or its subsidiaries, issue or sell equity interests of the Company's subsidiaries or enter into certain mergers and consolidations.

COLLATERAL AGENCY AND INTERCREDITOR AGREEMENT The Company has granted the lenders under the vendor credit facilities, the senior bank credit facility and cross currency swaps (note 13) general security agreements providing the lenders a first priority lien on all the present and future property and assets of a subsidiary of the Company. The parties to the various credit agreements have entered into an amended and restated Collateral Agency and Intercreditor Agreement, which among other things, sets out the agreement between the lenders for the priority and security of the obligations of the Company's subsidiaries to the lenders, and rights enforcement and allocation of proceeds.

(e) NOTES PAYABLE

In 1998, the Company purchased land and a building for $900 thousand, which was financed substantially by a note payable to a vendor. The note bears interest at 10.5% per annum and is payable in monthly installments of principal and interest of $8 thousand per month, a lump sum payment against principal of $100 thousand on February 15, 1999, and the remaining balance on February 15, 2001. The land and building acquired have been pledged as collateral.

(f)  CAPITAL LEASES PAYABLE

Capital leases are payable in equal monthly instalments of $37 thousand including principal and interest at rates varying between 6% and 10%. The leases are collateralized by the underlying assets and expire in 2002.

11  SHARE CAPITAL

AUTHORIZED

COMMON Unlimited number of Class A voting shares without nominal or par value, each Class A share has one vote; unlimited number of convertible Class B non-voting shares without nominal or par value. Other than with respect to voting rights and limited conversion rights, the two classes of common shares have identical rights. Each Class B non-voting share may, under certain limited circumstances at the option of the holder, be converted into one Class A voting share. The holders of Class A and B shares are entitled to receive dividends as determined by the Board of Directors, subject to the rights of the holders of the preferred shares. The holders of Class A voting and Class B non-voting shares are also entitled to participate equally in the event of liquidation of the Company, subject to the rights of the holders of the preferred shares.

PREFERRED Unlimited number of non-voting first and second preference shares without nominal or par value. The first and second preference shares may be issued in one or more series. Each share is convertible at the option of the holder into either Class A voting shares or Class B non-voting shares depending on foreign ownership restrictions then in place and automatically upon an initial public offering of such shares, initially on a one-to-one basis to May 7, 2000, with a compound increase of 10%, subject to adjustment. The Board of Directors of the Company may fix the number of shares in each series and designate rights, privileges, restrictions, conditions and other provisions. The first and second preference shares shall be entitled to preference over any other shares of the Company with respect to the payment of dividends and in the event of liquidation of the Company.

On May 7, 1999 and February 14, 2000, Series A and Series B first preference shares were created, respectively. In addition to the rights and privileges of the first preference shares described above, the Series A and Series B first preference shares have a liquidation value equal to the price paid for the share plus a compound annual rate of return of 10% and have anti-dilutive provisions protecting their conversion into Class A voting shares or Class B non-voting shares. At September 30, 2000, there were 50,000,000 authorized Series A and 100,000,000 authorized Series B first preference shares (1999: Series A - 50,000,000 and Series B - nil).

ISSUED

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    NUMBER OF         NUMBER OF
                                                   NUMBER OF        NUMBER OF       SERIES A          SERIES B
                                                    CLASS A          CLASS B          FIRST             FIRST
                                                     VOTING         NON-VOTING      PREFERENCE        PREFERENCE
                                                     SHARES           SHARES          SHARES            SHARES            AMOUNT
-----------------------------------------------------------------------------------------------------------------------------------
Balance as at September 30, 1997                    7,095,132               --               --                --       $       836
  Class A voting shares issued for
    Cash                                            4,880,629               --               --                --             6,083
    Upon exercise of options(e)                       822,167               --               --                --               332
    Upon exercise of warrants(e)                        7,900               --               --                --                 4
    Upon conversion of debentures(d)                2,482,592               --               --                --             1,886
    Share issuance costs                                   --               --               --                --              (495)
-----------------------------------------------------------------------------------------------------------------------------------
Balance as at September 30, 1998                   15,288,420               --               --                --             8,646
  Class A voting shares issued for
    Cash                                            2,004,322               --               --                --             3,480
    Upon exercise of options(e)                       630,000               --               --                --                70
    Upon conversion of debentures(d)                  338,407               --               --                --               423
    Share issuance costs                                   --               --               --                --               (46)
  Class B non-voting shares issued for
    Cash                                                   --          721,101               --                --               901
    Upon conversion of debentures(d)                                 3,427,468               --                --             4,284
    Share issuance costs                                   --               --               --                --              (159)
  Series A first preference shares issued for
    Cash                                                   --               --       27,666,667                --            41,500
    Upon exercise of options(e)                            --               --       13,833,335                --            25,938
    Share issuance costs                                   --               --               --                --              (157)
-----------------------------------------------------------------------------------------------------------------------------------
Balance as at September 30, 1999                   18,261,149        4,148,569       41,500,002                --            84,880
  Class A voting shares issued for
    Cash                                               35,000               --               --                --               280
    Purchase of businesses (note 3)                   336,666               --               --                --             1,010
    Upon exercise of options(e)                       313,327               --               --                --               336
  Class B non-voting shares issued for
    Cash(b)                                                --       20,700,000               --                --           422,280
    Upon exercise of options(e)                            --        1,850,000               --                --             3,875
    Purchase of businesses (note 3)                        --        3,407,196               --        29,096,097           474,801
    Share issuance costs                                   --               --               --                --           (30,634)
  Series A first preference shares issued for
    acquisition of rights of way(h)                        --               --        1,000,000                --             1,875
  Conversions(c)                                   60,596,097       11,000,002      (42,500,002)      (29,096,097)               --
-----------------------------------------------------------------------------------------------------------------------------------
Balance as at September 30, 2000                   79,542,239       41,105,767               --                --       $   958,703
===================================================================================================================================

(a) REDESIGNATION OF COMMON SHARES

In September 1998, the Company redesignated all authorized common shares, both issued and unissued, as Class A voting shares and increased authorized capital by creating an unlimited number of shares designated as Class B non-voting shares. This change in classification for issued shares has been presented retroactively in these financial statements.

(b) INITIAL PUBLIC OFFERING
Pursuant to an initial public offering on March 15, 2000, the Company issued 18,000,000 Class B non-voting shares for aggregate cash proceeds of U.S.$232.9 million, net of U.S.$19.1 million in underwriting commissions and expenses of the offering. In addition, the underwriters exercised their option to purchase an additional 2,700,000 Class B non-voting shares for net proceeds of U.S.$35.2 million to the Company. Aggregate net proceeds of the Initial Public Offering amounted to $391.7 million.

(c) CONVERSION OF SHARES
On completion of the Company's initial public offering on March 15, 2000, 42,500,002 Series A and 29,096,097 Series B first preference shares were automatically converted into 60,596,097 Class A voting shares and 11,000,002 Class B non-voting shares on a one-for-one basis.

(d) CONVERTIBLE DEBENTURES
On December 15, 1998 and March 5, 1999, the Company issued 12% convertible debentures totalling $4,536,000 due March 31, 2000. The debentures plus accrued interest could be converted by the Company into fully-paid Series A first preference shares at a conversion price of $1.25 per preference share before July 1, 1999 ("Mandatory Conversion Period"). If the Company did not exercise its right to convert the debentures into Series A first preference shares, each holder of debentures had the option to convert the debentures into fully paid Class A voting shares or Class B non-voting shares at a conversion price of $1.25 per share, in compliance with CRTC foreign ownership restrictions in effect at the time of conversion.

On April 30, 1999, the Company waived the condition that the debentures be converted to Series A first preference shares, and all debentures including accrued interest were converted into 338,407 Class A voting shares and 3,427,468 Class B non-voting shares.

(e) PREFERENCE SHARE PURCHASE OPTIONS
On May 7, 1999, the Company issued 27,666,667 units to a group of institutional shareholders at $1.50 per unit. Each unit consisted of one Series A first preference share and an option to purchase half of one Series A first preference share at a share price of $1.875 until August 10, 1999 and at $2.25 until November 10, 1999. At September 30, 1999, all the options had been exercised, resulting in the issuance of 13,833,335 Series A first preference shares.

(f)  COMMON SHARE OPTIONS AND WARRANTS

OPTIONS The Board of Directors has established a stock option plan under which options to purchase Class A voting shares and Class B non-voting shares are granted to directors, officers and employees of the Company. Options are granted at exercise prices estimated to be at least equal to the fair value of the shares, vest over a three-year period and generally expire five years from the date of grant.

At September 30, 2000, there were 5,594,635 (1999 -- 2,161,842) options to purchase Class A voting shares and 1,770,600 (1999 -- 2,300,000) options to purchase Class B non-voting shares outstanding. These options expire between April 2001 and September 2005.

Option activity for the year is as follows:

                                                         2000                            1999
-------------------------------------------------------------------------------------------------
                                                       WEIGHTED                         WEIGHTED
                                                        AVERAGE                         AVERAGE
                                      NUMBER OF        EXERCISE        NUMBER OF        EXERCISE
                                       SHARES           PRICE           SHARES           PRICE
-------------------------------------------------------------------------------------------------
Outstanding -- Beginning of year      4,461,842       $1.64            1,854,978       $0.69
Class A voting shares
  Granted                             4,076,700        9.09            1,658,228        1.34
  Exercised                            (313,327)       1.07             (630,000)       0.11
Class B non-voting shares
  Granted                             1,320,600        5.20            2,300,000        2.04
  Exercised                          (1,850,000)       2.10                   --          --
Expired                                      --          --             (682,003)       0.50
Cancelled                              (330,580)       7.76              (39,361)       1.25
-------------------------------------------------------------------------------------------------
Outstanding -- End of year            7,365,235       $6.36            4,461,842       $1.64
=================================================================================================

Exercisable -- End of year
Class A voting shares                 2,289,626       $3.47            1,726,564       $1.19
Class B non-voting shares               715,525        2.83            1,883,333        2.16
-------------------------------------------------------------------------------------------------
Total                                 3,005,151       $3.32            3,609,897       $1.69
=================================================================================================

A summary of stock options outstanding at September 30,2000 is set out below:

                                       OUTSTANDING STOCK OPTIONS    EXERCISABLE STOCK OPTIONS
---------------------------------------------------------------------------------------------
                                         WEIGHTED
                                          AVERAGE      WEIGHTED                      WEIGHTED
                                         REMAINING      AVERAGE                       AVERAGE
     EXERCISE                           CONTRACTUAL    EXERCISE                      EXERCISE
      PRICE              NUMBER            LIFE          PRICE           NUMBER        PRICE
---------------------------------------------------------------------------------------------
$ 0.50 -- 1.875        2,437,513        3.01 years      $ 1.42         1,908,634      $ 1.40
          3.00         2,025,932        3.97 years        3.00           599,463        3.00
          8.00         1,890,289        4.38 years        8.00           380,097        8.00
 20.40 -- 20.86          666,801        4.63 years       20.52            94,241       20.48
         24.08           300,700        4.79 years       24.08            20,882       24.08
         26.21            44,000        4.88 years       26.21             1,834       26.21
---------------------------------------------------------------------------------------------
                       7,365,235        3.86 years      $ 6.36         3,005,151      $ 3.32
=============================================================================================

A summary of stock options outstanding at September 30,1999 is set out below:

                                   OUTSTANDING STOCK OPTIONS     EXERCISABLE STOCK OPTIONS
-------------------------------------------------------------------------------------------
                                     WEIGHTED
                                      AVERAGE      WEIGHTED                        WEIGHTED
                                     REMAINING      AVERAGE                         AVERAGE
EXERCISE                            CONTRACTUAL    EXERCISE                        EXERCISE
 PRICE              NUMBER             LIFE          PRICE             NUMBER        PRICE
-------------------------------------------------------------------------------------------
$ 0.50             277,224          1.29 years      $ 0.50             277,224      $ 0.50
  1.00              37,500          1.08 years        1.00              37,500        1.00
  1.25           1,239,118          3.76 years        1.25             972,062        1.25
  1.50           1,108,000          4.60 years        1.50             523,111        1.50
 1.875           1,300,000          4.59 years       1.875           1,300,000       1.875
  3.00             500,000          4.92 years        3.00             500,000        3.00
-------------------------------------------------------------------------------------------
                 4,461,842          4.17 years      $ 1.64           3,609,897      $ 1.69
==========================================================================================

WARRANTS Warrant activity for each of the years is as follows:

                                                     2000                        1999
----------------------------------------------------------------------------------------
                                                   WEIGHTED                    WEIGHTED
                                                    AVERAGE                     AVERAGE
                                     NUMBER OF     EXERCISE      NUMBER OF     EXERCISE
                                      SHARES        PRICE         SHARES         PRICE
----------------------------------------------------------------------------------------
Outstanding -- Beginning of year      100,000      $   0.50       415,000       $   0.50
Class A voting shares
  Expired                                  --            --      (313,311)          0.50
  Cancelled                                --            --        (1,689)          0.50
Class B non-voting shares
  Issued                              855,000            --            --             --
----------------------------------------------------------------------------------------
Outstanding -- End of year            955,000      $   0.50       100,000       $   0.50
========================================================================================

The warrants for Class A voting shares vested on the date of grant and expire on November 30,2000.

The warrants for Class B non-voting shares were issued at a value of $59 million pursuant to an indenture dated February 1, 2000 (note 10 (a)). The warrants entitle the holders to purchase 4,198,563 Class B non-voting shares in the aggregate through to February 1, 2010 for nil consideration. The warrants are exercisable upon a registration statement, relating to the resale of warrants and the Class B non-voting shares issuable upon exercise of the warrants, becoming effective providing that the Class B non-voting shares continue to be listed on a stock exchange.

(g) LOANS TO OFFICERS
Pursuant to employment contracts, certain officers have been provided option-exercise loans which bear interest at the effective applicable federal interest rate of the Internal Revenue Code and are due the earlier of: (i) five years from the date of purchase ranging from September 1, 2004 to January 4, 2005, (ii) cessation of employment or (iii) upon the sale of the shares purchased. The option exercise loans are secured by a first charge against the shares purchased. These loans amount to $4 million at September 30,2000 (1999 -- $nil).

(h) SHARES TO BE ISSUED
At September 30, 1999, 1,000,000 Series A first preference shares at $1.875 per share remained to be issued in connection with the acquisition of rights of way in August 1999. These Series A first preference shares were issued in December 1999.

12 INCOME TAXES
The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

-----------------------------------------------------------------
                                            2000           1999
-----------------------------------------------------------------
Future income tax assets
   Accounts receivable                    $  1,876       $     --
   Property, plant and equipment                --             27
   Deferred charges                             --             63
   Long-term debt                            6,149             --
   Debt and share issue costs                8,381            257
   Operating loss carry forwards            57,403          5,709
-----------------------------------------------------------------
                                            73,809          6,056
Valuation allowance                        (44,219)        (6,056)
-----------------------------------------------------------------
                                            29,590             --
Future income tax liabilities
   Property, plant and equipment           (27,465)            --
   Deferred charges and other assets        (2,125)            --
-----------------------------------------------------------------
                                           (29,590)            --
-----------------------------------------------------------------
                                          $     --       $     --
=================================================================

Management has recorded a valuation allowance for the net amount of future income tax assets.

The Company has non-capital losses available to reduce taxable income in future years. These losses expire as follows:

-------------------------------------------------------
Year ending September 30,
2002                                          $      11
2003                                                315
2004                                                522
2005                                              4,523
2006                                              7,764
2007                                            112,749
-------------------------------------------------------
                                              $ 125,884
=======================================================

The income tax provision for the year differs from the amount obtained by applying the statutory Canadian federal and provincial income tax rates to loss before income taxes for years ended as follows:

--------------------------------------------------------------------------------------------------------
                                                                    2000            1999            1998
--------------------------------------------------------------------------------------------------------
Statutory Canadian federal and provincial income tax rates          45.6%           45.6%           45.6%
--------------------------------------------------------------------------------------------------------
Income tax recovery based on the statutory rates                $(80,463)       $ (4,470)       $ (1,112)
Differences from statutory rates relating to
   Change in valuation allowance                                  38,163           4,470           1,112
   Large corporations tax                                          3,833             165              --
--------------------------------------------------------------------------------------------------------
                                                                $(38,467)       $    165        $     --
========================================================================================================

13  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES
The fair values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of these instruments. At September 30, 2000, and 1999, using discounted cash flow analysis, the carrying value of long-term debt approximates its fair value, except for the senior discount notes. The fair value of the senior discount notes is $649 million based on its trading price at September 30,2000.

CREDIT RISK
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, and accounts receivable. The Company's cash and cash equivalents are deposited with highly rated financial institutions. The Company's accounts receivable are derived from revenue earned from customers located in Canada. The Company performs ongoing credit evaluations on its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for doubtful accounts receivable based upon expected collectibility of accounts receivable.

For the year ended September 30, 2000, one customer of the Company accounted for approximately 15% of revenue (note 16) and for the year ended September 30, 1999, three customers of the Company accounted for approximately 48% of revenue (one customer accounted for 26%, a second customer accounted for 12% and a third customer accounted for 10%). For the year ended September 30, 1998, two customers of the Company accounted for approximately 55% of the Company's revenue (one customer accounted for 37% and a second customer accounted for 18%).

INTEREST RATE AND FOREIGN CURRENCY RISK
The Company is exposed to foreign currency fluctuations on its U.S. dollar denominated trade payables and long-term debt to the extent that these liabilities exceed the U.S. dollar cash and cash equivalents. The following table summarizes the Company's exposure to interest rate foreign currency risk:

----------------------------------------------------------------------------------------------------------------------
                                                                FIXED RATE       FIXED           FIXED          NON-
                                                   FLOATING       WITHIN         RATE            RATE         INTEREST
                                                     RATE        ONE YEAR     1 - 5 YEARS     6 - 10 YEARS     BEARING
----------------------------------------------------------------------------------------------------------------------
September 30, 2000
   Financial assets
     Cash and cash equivalents
        Canadian dollars                           $123,203      $     --      $     --      $     --      $     --
        U.S. dollars (U.S.$213,329)                 320,847            --            --            --            --
     Accounts receivable                                 --            --            --            --        49,952
     Loans to officers                                   --            --         3,868            --            --

   Financial liabilities
     Accounts payable and accrued liabilities
        Canadian dollars                                 --            --            --            --        90,218
        U.S. dollars (U.S.$14,431)                       --            --            --            --        21,177
     Long-term debt
        Canadian dollars                            115,367           755         4,292            --            --
        U.S. dollars (U.S.$565,871)                 170,201            --            --       662,661            --
----------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                              FIXED RATE      FIXED        FIXED        NON-
                                                  FLOATING      WITHIN         RATE         RATE      INTEREST
                                                    RATE       ONE YEAR     1-5 YEARS    6-10 YEARS    BEARING
--------------------------------------------------------------------------------------------------------------
September 30, 1999
   Financial assets
     Cash and cash equivalents
        Canadian dollars                           $39,794         $ --       $   --          $--       $   --
        U.S. dollars (U.S.$13,657)                  20,057           --           --           --           --
     Accounts receivable                                --           --           --           --        3,783

   Financial liabilities
     Accounts payable and accrued liabilities
        Canadian dollars                                --           --           --           --        9,554
        U.S. dollars (U.S.$3,660)                       --           --           --           --        5,372
     Long-term debt
        Canadian dollars                                --          327        1,603           --           --
        U.S. dollars (U.S.$31,815)                  40,398          926        5,556           --           --
--------------------------------------------------------------------------------------------------------------

CROSS CURRENCY SWAP

On February 15 and August 14, 2000, the Company entered into cross currency swaps with several financial institutions to convert approximately 69% (representing a notional amount of U.S.$590 million) of the future U.S. dollar payments on the senior discount notes to Canadian dollars at a fixed average exchange rate of approximately $1.4450. The payments represent the semi-annual interest payments from August 1, 2005 to August 1, 2009 and the principal repayment on February 1, 2010. As a result of the cross currency swap, the average fixed interest rate on the portion of the senior discount notes decreased from 13.25% to approximately 12.96%. The Company and the financial institutions each have the right to terminate the swap on February 1, 2005. As at September 30, 2000, the fair value of these swap agreements is not significant. The Company has granted the financial institutions a general security as part of the Collateral Agency and Intercreditor Agreement as described in note 10(d).

From the date the swap agreements were entered, the portion of the senior discount notes to which the exchange rate has been fixed by the swap has been converted to Canadian dollars using the swap forward rate.

14 COMMITMENTS AND CONTINGENCIES

CAPITAL EXPENDITURES

(a) AGREEMENT WITH 360NETWORKS On May 24, 2000, the Company completed a multiple element agreement with 360networks, inc. Pursuant to this transaction, the Company:

i) Purchased certain dark fibres to be constructed along Canadian route paths for $137 million. Of this amount, $32 million was paid in the year ended September 30, 2000 which is included in property, plant and equipment. The balance will be paid over the next three years when the fibre becomes available to the Company; and

ii) Purchased an indefeasible right to use certain dark fibres to be constructed along United States route paths for $140 million. In addition, the Company acquired exclusive rights to fibre-optic wavelengths along a diverse route in Canada and the United States under a long-term lease arrangement and the option to purchase additional wavelengths on similar terms. Assets and obligations under these arrangements, which will be accounted for as capital leases over 20 years commencing in 2001 when the fibre becomes available to the Company, amount to approximately $85 million. In October 2000, the Company accepted approximately 28% of the fibre-optic capacity under the long-term capacity lease arrangement.

(b) VENDOR FINANCING AGREEMENT The Company has entered into a vendor financing agreement (note 10(b)) to purchase and license certain engineering and construction services together with digital switches and related network software and equipment from a supplier. The minimum future purchase commitment is U.S.$213 million over the next twenty months.

LETTERS OF CREDIT

As of September 30, 2000, the Company has letters of credit in favour of network equipment suppliers in the amount of $0.5 million.

OPERATING LEASES

The Company has entered into operating leases for its premises, certain equipment and for rights of way. Minimum lease payments for the next five years and thereafter are as follows:

-----------------------------------------------
Year ending September 30,
2001                                    $ 8,410
2002                                      8,422
2003                                      8,442
2004                                      8,412
2005                                      8,345
Thereafter                               50,740
-----------------------------------------------

The rent expense under operating leases for the following years was as follows:

-----------------------------------------------------------
                              2000        1999        1998
-----------------------------------------------------------
Operating lease expense      $5,733      $  197      $  165
===========================================================

15 ADDITIONAL CASH FLOW DISCLOSURES

-----------------------------------------------------------
                              2000        1999        1998
-----------------------------------------------------------
Paid in the years ended
  Interest                   $7,862      $   95      $   53
  Income taxes                  819          --          --
===========================================================

NON-CASH TRANSACTIONS

Purchases of property, plant and equipment of $159 million for the year ended September 30, 2000 (1999 - $55 million) and purchases of other assets of $6 million at September 30, 2000 (1999 - $nil) were financed through long-term debt, notes payable and through accounts payable and accrued liabilities. In addition, the Company issued $476 million in Class A voting and Class B non-voting shares in respect of businesses acquired during the year ended September 30, 2000 (note 3). Accordingly, these transactions are not reflected in the Statements of Cash Flows.

16 RELATED PARTY TRANSACTIONS

During the year ended September 30, 2000, the Company earned $11 million (1999 - $nil) of revenues and incurred $2 million (1999 - $nil) of administrative expenses in respect of transitional processing fees on the Shaw FiberLink operations from a minority shareholder. The Company has also engaged this related company to process certain cash disbursements on its behalf. Included in accounts receivable is $11 million (1999 - $nil) receivable from this customer, $4 million of which relates to balances acquired upon the Company's acquisition of Shaw FiberLink. Included in accounts payable and accrued liabilities is $2 million (1999 - $nil) payable as at September 30, 2000 to this related company. The above transactions were entered into in the ordinary course of business and were recorded at the exchange amount.

17 SUBSEQUENT EVENT

On October 16, 2000, the Company signed a term sheet with C1 Communications Inc.
(C1). Under the term sheet, the Company will purchase from C1 all the property and assets used in its Atlantic Cable competitive local exchange carrier business. The Company will also assume an indefeasible right to use agreement which will grant the Company an indefeasible right to use certain specifically identified existing fibres in the fibre-optic networks of C1 for 19 years.

The purchase consideration consists of rights to acquire 2,372,000 Class B non-voting shares of the Company and the assumption of C1's obligations under the indefeasible right to use agreement, which amount to $22 million on a present value basis. Acquisition costs are estimated to be $2 million.

18 PRIOR YEAR COMPARATIVE AMOUNTS

Certain prior years' comparative numbers have been reclassified to conform to the current year's presentation.

19 RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
   STATES

The Company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada, which, in the case of the Company, conform in all material respects with GAAP in the United States of America (U.S. GAAP) except as outlined below:

(a) NET LOSS AND SHAREHOLDERS' EQUITY

The following summary sets out the adjustments to the Company's loss and shareholders' equity which would be made to conform to U.S. GAAP:

---------------------------------------------------------------------------------------------------------
                                                                  2000            1999            1998
---------------------------------------------------------------------------------------------------------
Loss for the year in accordance with Canadian GAAP             $(137,986)      $  (9,967)      $  (2,439)
Impact of U.S. accounting principles
   Amortization of purchase price adjustment (c)                    (617)             --              --
   Deferred charges                                                  (15)           (301)            (87)
   Stock-based compensation (d)                                  (11,430)            (56)         (1,056)
   Deferred foreign exchange (e)                                  (1,655)            (12)             --
   Recovery of future income taxes (f)                            11,055              --              --
---------------------------------------------------------------------------------------------------------
Net loss for the year in accordance with U.S. GAAP              (140,648)        (10,336)         (3,582)
Unrealized gains on securities, net of tax of $10,366 (f)         23,926              --              --
---------------------------------------------------------------------------------------------------------
Comprehensive loss in accordance with U.S. GAAP                $(116,722)      $ (10,336)      $  (3,582)
=========================================================================================================
Net loss per share in accordance with U.S. GAAP                $   (1.86)      $   (0.58)      $   (0.38)
=========================================================================================================

The reconciliation of the change in shareholders' equity from Canadian to U.S. GAAP is as follows:

----------------------------------------------------------------------------------------------------------------
                                                                                          2000            1999
----------------------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with Canadian GAAP at September 30                  $ 862,798       $  73,928
Purchase price adjustment, net of amortization of $617 (1999 and 1998 - $nil) (c)         17,035              --
Deferred charges                                                                            (417)           (403)
Cumulative stock-based compensation expense (d)                                          (11,651)         (1,118)
Deferred stock-based compensation expense (d)                                            (34,266)           (287)
Net change in stock options (d)                                                           45,917           1,405
Deferred foreign exchange (e)                                                             (1,666)            (12)
Recovery of future income taxes (f)                                                       11,055              --
Other comprehensive income (f)                                                            23,926              --
----------------------------------------------------------------------------------------------------------------
Shareholders' equity in accordance with U.S. GAAP at September 30                      $ 912,731       $  73,513
================================================================================================================

(b) CONSOLIDATED BALANCE SHEETS

The following table indicates the restated amounts for the items in the consolidated balance sheets of the Company that would be affected had the financial statements been prepared in accordance with U.S. GAAP:

--------------------------------------------------------------------------------
                                                       2000              1999
--------------------------------------------------------------------------------
Property, plant and equipment (c)                  $   957,957       $    73,817
Long-term investment (f)                                77,530                --
Goodwill and other assets (c)                          239,327               877
Share capital (c)                                    1,032,079            85,480
Additional paid-in capital                                 337               337
Deferred stock-based compensation expense (d)          (34,266)             (287)
Stock options outstanding (d)                           45,917               723
Deficit                                               (155,263)          (14,615)
Other comprehensive income (f)                          23,926                --
--------------------------------------------------------------------------------

(c) PURCHASE PRICE ADJUSTMENT

For U.S. GAAP, the Company has recorded the purchase price of the assets acquired from Moffat Communications (note 3(b)), based on the fair value of consideration agreed to on March 27, 2000, when the Company entered into an asset purchase agreement. The purchase consideration consisted of $68 million cash and the rights to acquire 1,667,000 Class B non-voting shares of the Company, which had an aggregate value of approximately $50 million at March 27, 2000. For U.S. GAAP purposes, details of assets and liabilities acquired at their fair value are as follows:

---------------------------------------------------------------------
ASSETS ACQUIRED
Indefeasible right to use agreement
   Property, plant and equipment for constructed fibres      $ 91,748
   Prepayment for fibres to be constructed                      7,600
Videon FiberLink acquisition
   Property, plant and equipment                                7,397
   Non-competition agreement                                    2,360
   Goodwill                                                    12,594
   Other current assets                                           784
---------------------------------------------------------------------
                                                             $122,483
=====================================================================
LIABILITIES ASSUMED
Future income taxes                                          $    689
=====================================================================

For Canadian GAAP, the fair value of the shares to be issued as partial consideration of the purchase price has been determined based on the average stock price on April 27, 2000, the date the transaction closed.

(d) STOCK-BASED COMPENSATION

For U.S. GAAP, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees". This method recognizes compensation cost as the amount by which the fair value of the stock exceeds the exercise price at the date of grant. The compensation cost is recognized over the vesting period of the options. For U.S. GAAP, the compensation cost not yet recognized is presented as a deferred stock-based compensation charge, with a corresponding amount included in stock options outstanding, both of which form part of shareholders' equity. For Canadian GAAP, stock-based compensation expense is not recorded in the financial statements of the Company.

Had the Company determined compensation costs based on fair value at the date of grant for its awards under a method prescribed by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based
Compensation", the Company's loss and loss per share would be as follows:

--------------------------------------------------------------------------------
                                          2000            1999            1998
--------------------------------------------------------------------------------
Loss in accordance with U.S. GAAP      $(140,648)      $ (10,336)      $  (3,582)
Additional compensation expense           (2,106)           (174)            (18)
--------------------------------------------------------------------------------

Pro forma net loss                     $(142,754)      $ (10,510)      $  (3,600)
================================================================================
Pro forma loss per share               $   (1.89)      $   (0.59)      $   (0.38)
================================================================================

The pro forma compensation expense reflected above has been estimated using the Black-Scholes option-pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 4.10% - 6.41%; (ii) expected volatility ranging between nil - 70%; (iii) expected dividend yield of nil; and
(iv) an estimated average life ranging from 2.17 - 3 years.

(e) DEFERRED FOREIGN EXCHANGE

U.S. GAAP requires immediate recognition in income of unrealized foreign currency exchange gains and losses on long-term monetary items with a fixed or ascertainable life whereas Canadian GAAP requires that these unrealized gains and losses be deferred and amortized over the remaining term of the long-term monetary items.

(f) UNREALIZED GAIN ON SECURITIES

Under U.S. GAAP, portfolio investments which are considered to be "available for sale" securities are measured at market value, with the unrealized gains and losses included in comprehensive income/loss. Under Canadian GAAP, the Company's long-term investment is recorded at cost. Under U.S. GAAP, this also resulted in an additional $11 million recovery of future income taxes. The concept of comprehensive income/loss does not exist under Canadian GAAP.

(g) DETAILS OF AMORTIZATION EXPENSE

---------------------------------------------------------------------------------------------
                                                             2000         1999         1998
---------------------------------------------------------------------------------------------
Amortization expense for the year consists of:
   Property, plant and equipment                            $30,510      $   839      $   213
   Goodwill, non-compete agreements and license rights        8,417           --           33
   Deferred charges                                           4,128           14            9
---------------------------------------------------------------------------------------------
                                                            $43,055      $   853      $   255
=============================================================================================

(h) RECENT ACCOUNTING PRONOUNCEMENTS

(i) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This statement establishes methods of accounting for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. The statement requires that entities recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

The Company will adopt SFAS No. 133 effective October 1, 2000 and will record a cumulative effect-type adjustment of $18 million, net of tax of $nil, as a charge to other comprehensive income to recognize derivatives designated as cash flow hedges at fair value. The resulting effect is that foreign exchange gains and losses on the hedged portion of the long-term debt will be reflected in other comprehensive income, together with the change in the fair value of the hedging instruments.

As the Financial Accounting Standards Board continues to issue additional guidance and interpretations on SFAS No. 133, the Company will review its accounting practices for derivative instruments, and make adjustments, if necessary.

(ii) REVENUE RECOGNITION In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 on Revenue Recognition. The adoption of this pronouncement will not have a material impact on the Company's financial statements.

SUPPLEMENTAL INFORMATION
TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets (unaudited)

                                                  SEPTEMBER 30        JUNE 30          MARCH 31        DECEMBER 31
(thousands of Canadian dollars)                       2000             2000              2000              1999
-------------------------------------------------------------------------------------------------------------------
ASSETS
 CURRENT ASSETS
  Cash and cash equivalents                       $   444,050       $   526,231       $   732,053       $    29,348
  Accounts receivable
    Trade                                              30,253            32,799            12,801             1,922
    Other                                              19,699             7,786             2,456             3,858
  Prepaid expenses                                      5,939             8,958             5,227             2,074
  Inventory                                               436               201               201               545
-------------------------------------------------------------------------------------------------------------------
                                                      500,377           575,975           752,738            37,747

 PROPERTY, PLANT AND EQUIPMENT                        954,917           778,926           567,568           108,009
 PREPAYMENT ON PROPERTY, PLANT AND EQUIPMENT          203,703           230,600           223,000                --
 LONG-TERM INVESTMENT                                  43,238            43,238                --                --
 GOODWILL AND OTHER ASSETS                            227,033           199,710           192,366            14,902
-------------------------------------------------------------------------------------------------------------------
                                                  $ 1,929,268       $ 1,828,449       $ 1,735,672       $   160,658
===================================================================================================================

LIABILITIES
 CURRENT LIABILITIES
  Accounts payable and accrued liabilities        $   111,395       $    88,485       $    42,583       $    34,963
  Unearned revenue                                        544             1,325               925               676
  Current portion of long-term debt                     4,348             1,204             6,203             3,746
-------------------------------------------------------------------------------------------------------------------
                                                      116,287            91,014            49,711            39,385

 LONG-TERM UNEARNED REVENUE                             1,255             1,080             1,219             1,356
 LONG-TERM DEBT                                       948,928           853,123           781,447            57,028
 FUTURE INCOME TAXES                                       --                --            28,200                --
-------------------------------------------------------------------------------------------------------------------
                                                    1,066,470           945,217           860,577            97,769
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
 SHARE CAPITAL AND OTHER EQUITY ITEMS               1,013,866           971,468           937,550            88,035
 DEFICIT                                             (151,068)          (88,236)          (62,455)          (25,146)
-------------------------------------------------------------------------------------------------------------------
                                                      862,798           883,232           875,095            62,889
-------------------------------------------------------------------------------------------------------------------
                                                  $ 1,929,268       $ 1,828,449       $ 1,735,672       $   160,658
===================================================================================================================

SUPPLEMENTAL INFORMATION
TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Operations and Deficit (unaudited)

                                                                 FOR THE THREE MONTHS ENDED
------------------------------------------------------------------------------------------------------------
                                                 SEPTEMBER 30      JUNE 30        MARCH 31       DECEMBER 31
(thousands of Canadian dollars)                     2000             2000           2000            1999
------------------------------------------------------------------------------------------------------------
REVENUE                                           $  32,167       $  25,558       $  13,259       $   2,267
COST OF SERVICES                                     21,230          17,415          10,553           2,138
------------------------------------------------------------------------------------------------------------
                                                     10,937           8,143           2,706             129
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES         38,901          30,984          20,286          10,788
------------------------------------------------------------------------------------------------------------
                                                    (27,964)        (22,841)        (17,580)        (10,659)
AMORTIZATION                                         20,241          15,447           6,169           1,198
INTEREST AND FINANCING CHARGES                       26,488          14,488          13,237             141
------------------------------------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                            (74,693)        (52,776)        (36,986)        (11,998)
PROVISION (RECOVERY) OF FUTURE INCOME TAXES         (11,861)        (26,995)            323              66
------------------------------------------------------------------------------------------------------------
LOSS FOR THE PERIOD                                 (62,832)        (25,781)        (37,309)        (12,064)
DEFICIT - BEGINNING OF PERIOD                       (88,236)        (62,455)        (25,146)        (13,082)
------------------------------------------------------------------------------------------------------------
DEFICIT - END OF PERIOD                           $(151,068)      $ (88,236)      $ (62,455)      $ (25,146)
============================================================================================================

LOSS PER SHARE                                    $   (0.52)      $   (0.22)      $   (0.90)      $   (0.54)
============================================================================================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING (in thousands)                        120,256         118,376          41,506          22,474
============================================================================================================

        Atlantic Region                                [PHOTOGRAPH]

                                                                    PAUL HATCHER
                                                  Vice President/General Manager

        We entered the Atlantic market with the acquisition of Cable Atlantic's telecommunications assets in July. From there, we officially opened our regional office in St. John's in September and have been busy gaining business from Atlantic Canada companies like St. John's Healthcare Corporation and from the Province of Newfoundland and Labrador.

        Eastern Region                                 [PHOTOGRAPH]

                                                                   MARC RANCOURT
                                                  Vice President/General Manager

        Our Eastern Region includes Montreal, Quebec City and the National Capital Region that boasts a rapidly growing technology sector. In all three of these markets, we opened offices, and established and expanded our fibre-optic network to serve hundreds of new customers in the technology, service and applications space. While we began the year with only one employee, we ended the year with 177 employees in the Eastern Region.

        Central Region                                 [PHOTOGRAPH]

                                                                ROBERT WARBURTON
                                                  Vice President/General Manager

        Group Telecom has a growing presence in four of Ontario's largest markets: the Greater Toronto Area (GTA), London, Hamilton and Kitchener-Waterloo. Subsequent to year-end, we committed to building out the GTA, tripling the size of our fibre-optic network to better serve Toronto's business market.

        Ontario is the largest market for small and medium-sized enterprises in Canada and will remain a focus for the Company's significant growth in the years ahead.


        Prairie Region                                 [PHOTOGRAPH]

                                                                   MICHAEL KURTZ
                                                  Vice President/General Manager

        We are delighted with our progress in Alberta, Saskatchewan and Manitoba. We were able to launch very swiftly by working with partners like Enmax and by purchasing fibre assets from Shaw FiberLink and Videon FiberLink from Moffat Communications. We were then able to rapidly expand our business, customer and employee base.

        Pacific Region                                 [PHOTOGRAPH]

                                                                      JIM MCLEAN
                                                  Vice President/General Manager

        This is where it all began. Today, in addition to offices in Vancouver, we now serve Vancouver Island and the interior of British Columbia. We are known as a leader in the burgeoning high-technology business community.

        Carrier Services                               [PHOTOGRAPH]

                                                                       DON POTTS
                                                  Vice President/General Manager

        During 2000, Group Telecom's Carrier Services team completed the integration of the customers, systems and staff of Shaw FiberLink and Videon FiberLink. We began the installation of our national Internet backbone, which will link all of our offices over our own fibre facilities, and will have direct links to North American Network Access Points (NAPs) in California, Chicago and New York. When the network is completed in early 2001, it will be the most geographically extensive and best connected of any commercial Internet provider in Canada. Carrier services has built an independent business unit for improved customer service for regional, national and international carrier customers.

                           [SENIOR MANAGEMENT PHOTO]

Top, from left: Steven Koles, Bill Rainey, Michael Aymong, Robert G. Wolfe, Daniel R. Milliard, Robert Watson, Debbie Toole, Robert M. Fabes, Ashok K. Bhatt, Stephen Shoemaker. Bottom, from left: Eric A. Demirian, Andrew Csinger, Alex Kroon, John Bradley.

SENIOR MANAGEMENT

DANIEL R. MILLIARD
Chief Executive Officer

ROBERT G. WOLFE
President & Chief Operating Officer

STEPHEN SHOEMAKER
Chief Financial Officer

MICHAEL AYMONG
Executive Vice President, Sales,
Marketing & Customer Service

ERIC A. DEMIRIAN
Executive Vice President,
Corporate Development

ROBERT WATSON
Executive Vice President,
Carrier Services

JOHN BRADLEY
Chief Scientist

ASHOK K. BHATT
Senior Vice President, Engineering

ANDREW CSINGER
Senior Vice President,
System Services

ROBERT M. FABES
Senior Vice President
& General Counsel

STEVEN KOLES
Senior Vice President, Marketing

ALEX KROON
Vice President, Customer Service

BILL RAINEY
Senior Vice President,
National Sales & Technical Support

DEBBIE TOOLE
Vice President, Human Resources

BOARD OF DIRECTORS

JAMES G. MATKIN, Chairman(2,3)
Executive Director, Law Society of
British Columbia

JAMES MANSOUR, Director
Chairman, Executive Committee(1,2)
President, Telephone Management Inc.

DANIEL R. MILLIARD, Director(1)
Chief Executive Officer, Group Telecom

ROBERT G. WOLFE, Director(1)
President and Chief Operating Officer
Group Telecom

MICHAEL ABRAM, Director
President, Shaw Ventures

MICHAEL D'AVELLA, Director(3)
Senior VP, Planning
Shaw Communications Inc.

GEORGE ESTEY, Director
Chairman, Goldman Sachs Canada

ROBERT R. GHEEWALLA, Director(1,3)
Managing Director,
Principal Investment area
Goldman Sachs and Co.,
New York

LEO HINDERY JR., Director
Chairman, HL Capital Inc.

P. KENNETH KILGOUR, Director(1,2)
Managing Director and Head
CIBC Capital Partners, Toronto

JIM SHAW, Director(1)
President and CEO
Shaw Communications Inc.



1. Member of the Executive Committee
2. Member of the Audit Committee
3. Member of the Compensation Committee

HEAD OFFICE
20 Bay St., Suite 700
Toronto, ON  M5J 2N8
T: (416) 848-2000
F: (416) 848-2830
email: info@gt.ca
Toll Free: 1-877-943-9555

VICTORIA
711 Broughton St., Suite 500
Victoria, BC  V8B 1E2
T: (250) 953-0011

VANCOUVER
700 West Georgia St., 11th Floor
PO Box 10082, Pacific Centre
Vancouver, BC  V7Y 1B6
T: (604) 484-1000

CALGARY
Petro Canada Centre Tower
111 - 5th Ave. S.W., Suite 800
Calgary, AB  T2P 3Y6
T: (403) 770-5000

EDMONTON
10032 - 103 Street, Main Floor
Edmonton, AB  T5J 0X2
T: (780) 413-6300

WINNIPEG
Century Plaza,
1 Wesley Avenue, Suite 101
Winnipeg, MB  R3C 4C6
T: (204) 953-2700

LONDON
130 Dufferin Ave., 2nd Floor
London, ON  N6A 5R6
T: (519) 432-4555
Toll Free: 1-888-264-0969

KITCHENER-WATERLOO
30 Duke St. West, Suite 605
Kitchener, ON  N2H 3W5
T: (519) 579-9555
Toll Free: 1-888-852-8341

HAMILTON
499 King St. East, Suite 202
Hamilton, ON  L8N 1E1
T: (905) 527-1121
Toll Free: 1-888-830-6418

OTTAWA
270 Albert Street, 12th Floor
Ottawa, ON  K1P 5G8
T: (613) 482-3500
Toll Free: 1-866-464-9003

MONTREAL
1000 Sherbrooke St. W., 9th Floor
Montreal, QC  H3A 3G4
T: (514) 985-2541
Toll Free: 1-877-789-1965

QUEBEC CITY
1050 Rene Levesque Boulevard,
Suite 408
Quebec City, QC  G1R 4X3
T: (418) 524-6886

ST. JOHN'S
541 Kenmount Road
St. John's, NF  A1B 3M7
T: (709) 575-1000

AUDITORS
PricewaterhouseCoopers LLP
Toronto, Ontario

LEGAL COUNSEL
Goodmans
Vancouver, BC

STOCK LISTINGS AND SYMBOLS
GTG.B - TSE
GTTLB - Nasdaq

TRANSFER AGENTS
CIBC Mellon
Vancouver, BC

Investors, security analysts and other
interested parties seeking financial
information about Group Telecom,
should contact:

INVESTOR RELATIONS DEPARTMENT
Michael Minnes
T: (416) 848-2456
1-877-479-2932
email: investor@gt.ca

This annual report is printed in Canada
on recycled paper, and is recyclable.

On pourra se procurer le texte francais
de ce rapport annuel. Ecrivez-nous a
investisseur@gt.ca



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     [GROUP TELECOM LOGO]                                   www.gt.ca